44

03008000

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Oil Sands

*CURRENT ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5789 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/14/03

2002 CANADIAN OIL SANDS TRUST ANNUAL REPORT


PURE
INVESTMENT
INTENSIVE
PROGRESS

DISTRIBUTABLE INCOME *Distributions were reduced in 2002 to provide more flexibility for funding the intensive Stage 3 expansion.*



3.00
2.25
1.50
0.75
0.00
($)
2.34
2.75
2.00
2000
2001
2002

CASH FLOW FROM OPERATIONS/TRUST UNIT *Cash flow per Trust unit increased 37% in 2002 as a result of higher production, a strong crude oil price, reduced operating costs and lower Crown royalties.*



6.00
4.50
3.00
1.50
0.00
($)
4.11
4.10
5.63
2000
2001
2002

This annual report contains forward-looking information statements based on current expectations, which involve risks and uncertainties. Actual results may differ materially. See page 29 for additional information. All financial information is reported in Canadian dollars unless otherwise noted.

Generating income from our 31.74% interest in the Syncrude Joint Venture, Canadian Oil Sands Trust (the "Trust") offers a pure-play investment opportunity in the Alberta oil sands, a vast resource that rivals the oil reserves of Saudi Arabia. Our Syncrude project is the largest participant in the oil sands, and offers long-life reserves, production growth with virtually no decline, and a high-quality, synthetic, light oil product. Operating since 1978, Syncrude is in Stage 3 of an intensive expansion focused on progressively doubling production. Canadian Oil Sands Limited manages the open-ended investment Trust, which has the largest interest in Syncrude. The Trust had approximately 80 million units outstanding at February 28, 2003, with a market capitalization of approximately $3 billion, and trades on the Toronto Stock Exchange under the symbol COS.UN.

PURE INVESTMENT, INTENSIVE PROGRESS

Highlights

	2002	2001	% change
Financial ($ millions, except per Trust unit amounts)			
Net income	269.9	146.4	84
Per Trust unit	4.72	2.58	83
Cash flow	321.8	232.7	38
Per Trust unit	5.63	4.10	37
Distributable income	114.7	156.1	(27)
Per Trust unit	2.00	2.75	(27)
Operations			
Average production sales (bbs/d)	49,806	48,508	3
Capital expenditures ($ millions)	403.2	179.5	125
Operating cost ($/bbl)	17.40	18.77	(7)
Netback ($/bbl)	20.88	15.01	39

Canadian Oil Sands Trust made intensive progress in 2002—our best year ever—with earnings up 83% from last year and cash flow 37% higher on a per unit basis. And indeed, there is significant growth ahead. Early in 2003, we increased our size by almost 50% when we acquired an additional 10% interest in Syncrude.


Marcel R. Coutu
President and Chief Executive Officer

SIGNIFICANT GROWTH AHEAD

DEAR UNITHOLDER, Our annual report theme, *Pure Investment, Intensive Progress,* summarizes this past year. Progress was made on several fronts in 2002 by Canadian Oil Sands Limited in its management and growth of the Trust, and by Syncrude in its operations and development of the Stage 3 expansion. Progress will continue in 2003 as Syncrude enters the most intensive period of expansion in its 24-year history.

Canadian Oil Sands, with our undiluted interest in Syncrude, is unique among energy companies. We are the only income trust that offers a pure play in the oil sands and among the very few energy companies generating dramatic growth in the near term. We are predicting 50% production growth from current levels in the next 2 years, and have successfully supplemented this internal growth through acquisition. Early in 2003, we purchased an additional 10% interest in Syncrude, a transaction that was initiated late in 2002. We are now the largest owner of the Syncrude project with an interest of 31.74%, positioning us as the natural consolidator of Syncrude interests. We also have an option and right of first refusal on a further 3.75% interest to the end of the year, which if exercised, would increase our ownership to 35.5%. The recent acquisition adds value for our unitholders and comes at an opportunistic time, coincident with Syncrude's improving operations and on the cusp of incremental production from Stage 3. As we continue to grow and our Syncrude project expands, the Trust will remain a pure investment in Canada's intensive oil sands development.

Canadian Oil Sands delivered record results in 2002. Earnings were up 84% from last year, and cash flow increased 38% to $322 million, or $5.63 per Trust unit. Solid operating performance in the last half of 2002 and robust crude oil prices contributed to our strong year-end results. These excellent results supported stable distributions of $2.00 per Trust unit throughout the year, despite our capital budget more than doubling in 2002 from 2001. We recognize the importance of unitholder distributions, and we will continue to work diligently to maintain their stability, keeping in mind the capital-intensive period for our current Stage 3 expansion.

Following an extended turnaround of 1 of our 2 cokers and ancillary equipment, which underwent some modifications in the first half of the year, and maintenance of a heavy gas oil hydrotreater plant, operations markedly improved for the remainder of 2002. Production reached a record 83.8 million barrels for Syncrude, equivalent to an average of 49,806 barrels per day net to the Trust, with our operating cost declining to average $17.40 per barrel. Performance in the second half of 2002 demonstrated the true potential of our productive capacity and the earning power of our Syncrude project. During this period, operating costs dropped to $14.06 per barrel compared with $21.68 per barrel for the 6-month period ended June 30, 2002.

Stage 3 progressed aggressively this past year. Approximately 90% of the detailed engineering now is complete for the second mining train at Aurora ("Aurora 2"), and its construction is on schedule and on budget at an estimated total cost of $690 million. Aurora 2 is scheduled for start-up later this year. For the upgrader expansion ("UE-1"), detailed engineering was 89% complete at year-end, and construction is now underway. The degree of work completed also has enabled us to provide a more definitive cost estimate, which has led to a budget increase to $4,980 million for UE-1. Fortunately, the key cost variable remaining is the field construction costs estimate, and field labour productivity should improve because Syncrude has the only major construction project scheduled in the area for the next 3 years.

While the higher cost estimate for the UE-1 expansion was a disappointment, I'm impressed with how the Syncrude Joint Venture owners responded to this challenge. The group initiated a comprehensive review of all costs, which resulted in the identification of approximately $200 million in potential savings. More importantly, this cooperative approach demonstrated the continued commitment to managing costs and how Syncrude's owners can pool their unique resources and constructively contribute their expertise to promote the project's success.

The Stage 3 expansion should boost production 50% from current levels of approximately 74,000 barrels per day, net to the Trust, to about 111,000 barrels per day following completion of the expansion in 2005. As well, our Syncrude Sweet Blend will be enhanced to a new quality level that is expected to further improve its value and our netbacks. Over the next two years, the Trust's primary focus will be to manage our financial strategy to fund this growth.

Canadian Oil Sands' capital program expenditures will rise during the next two years, reaching approximately $705 million in 2003. We will continue to balance our funding requirements with our objectives of maintaining stable cash distributions, preserving our investment-grade credit rating and minimizing unitholder dilution. Our Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) has become a successful element of our financing plan, which together with our existing cash, credit facilities and cash flow from operations, should be sufficient to fund the capital program while allowing us to maintain distributions.

In addition to managing our financing plan, we made progress on several other fronts. Last year, I made the commitment to provide better disclosure—more complete, timely and reliable information on the Trust and our Syncrude operations. As part of this initiative, we launched a new Web site, enhanced the disclosure of our news releases and introduced guidance documents that provide up-to-date information each quarter for the year ahead.

Late last year, we terminated the Administrative Services Agreement with EnCana Corporation. This step put Canadian Oil Sands in the forefront of the trust sector in eliminating external management contracts, a streamlining process that began with the merger of Athabasca Oil Sands Trust and Canadian Oil Sands Trust in 2001. The termination of the Administrative Services Agreement

RETURN ON AVERAGE UNITHOLDERS' EQUITY


20.8%
18.3%
2000
2001

31.3%

2002

WE'RE PLEASED WITH OUR OUTSTANDING RETURN ON AVERAGE UNITHOLDERS' EQUITY IN 2002.

WE ACHIEVED HIGHER MARGINS THROUGH PRODUCTION GROWTH, LOWER COSTS AND AN INCREASED PRICE FOR OUR SYNCRUDE SWEET BLEND.

UNITHOLDERS' EQUITY ROSE TO $956.5 MILLION, UP 25% FROM 2001.

is expected to lower our administrative cost structure in the years ahead, but more importantly, we now benefit from having full-time staff committed and dedicated to the Trust's success.

Canadian Oil Sands also participated in some changes at the Syncrude level by encouraging all of the chief executive officers of the Syncrude Joint Venture owners to join the Syncrude Board and form a CEO Committee. For the first time in this project's history, the key decision maker of each Syncrude owner is directly involved in Syncrude's strategic development, establishing a new level of commitment and accountability.

I'm very proud of our accomplishments and the significant progress made by the Trust and Syncrude over the past year. However, it does not appear this performance has been fully reflected in the Trust's unit price. We have continued to perform well relative to the TSX/S&P composite index, and our seven-year average annual return is a healthy 21%, but I believe our unit price was adversely affected in 2002 by a number of factors. Firstly, North America's financial markets suffered through another difficult year with continued weakness in investor confidence. Adding to this backdrop was our announcement of anticipated increases in the Stage 3 capital costs and the federal government's decision to ratify the Kyoto Protocol.

Our industry vigorously lobbied the federal government to reduce the uncertainty of implementing the Protocol, and the government has since taken steps in that direction by providing assurances that they will effectively cap both the total emission-reduction targets and the cost of carbon credits. Furthermore, the government adopted industry's recommendation of intensity measures rather than aggregate emissions to permit continued growth by oil sands producers and others. These steps have enabled us to estimate the cost to Syncrude's operations for implementing the Protocol at $0.22 to $0.30 per barrel for the first commitment period from 2008 to 2012. However, we caution unitholders that there are still numerous uncertainties regarding details of the Protocol's implementation that make it difficult to ascertain the total cost impact. We plan to keep working, through Syncrude, the Canadian Association of Petroleum Producers and directly with the Alberta provincial and federal governments, to develop meaningful and economically viable solutions to managing greenhouse gas emissions, while protecting the country's economy and the value of the oil sands for all Canadians.

While other factors have overshadowed our progress in 2002, the merits of investing in Canadian Oil Sands endure. We remain the only pure investment in the Syncrude Joint Venture, a project that has been operating for 24 years with a solid asset base comprising Canada's largest single source of crude oil. Conventional oil production in North America is declining. Conversely, production from the oil sands is expanding, and is expected to surpass conventional production by 2008—re-emphasizing the critical importance of the oil sands to the security of crude oil supply for North America.

Since 1996, our first full year of operations, our annual rate of return has averaged 21%, an outstanding accomplishment that far surpasses that of the TSX Oil and Gas Producers' Index and the TSX 300. These returns reflect the reinvestment of distributions for Canadian Oil Sands, which have totalled $11.66 per Trust unit over that time, and the reinvestment of dividends for the indices. Our strong performance should continue with the anticipated value generated through the Trust's exceptional growth profile and solid asset base.*

** Based on AOST, the surviving entity, excluding payment of a special distribution.*

OUTSTANDING 7-YEAR TOTAL RETURN


600
500
400
300
200
100
0
1996
1997
1998
1999
2000

For 2003, we are forecasting Syncrude production of 85 million barrels, or an average of 74,000 barrels per day net to the Trust. Canadian Oil Sands has budgeted an average operating cost of $16.50 to $17.50 per barrel, including energy expenses. The price of crude oil, while still volatile, has been largely stabilized by our hedging arrangements. We have budgeted our 2003 performance on US$24 per barrel WTI, with about two-thirds of our production hedged at US$26.36 per barrel for that period.

Syncrude's goals in 2003 include the completion and successful start-up of Aurora 2, establishing higher reliability of operations, reducing unit operating costs and implementing measures to ensure cost-effective compliance with the Kyoto Protocol.

The Trust is committed to 3 main objectives:

- Managing a financing plan that optimizes unitholder value by preserving an investment grade credit rating, sustaining stable distributions and minimizing discretionary equity financing other than acquisitions and the DRIP to fund the Stage 3 expansion;
- Exploring further accretive acquisition opportunities of oil sands assets; and
- Maintaining one of the lowest overhead cost structures in the sector.

Finally, I wish to recognize the people behind Canadian Oil Sands. First of all, I am pleased to welcome the Rt. Honourable Donald F. Mazankowski, who joined the board in 2002 and has a distinguished background in business and government. The Trust is fortunate to have the skills of a diverse Board of Directors to help us meet our goals, and I value their strategic guidance. In extending my appreciation to the Board, I would like to thank Nancy Laird and Bryce Douglas, in particular, for their contributions, as they resigned from the Board this past year.

Secondly, the new management team at Canadian Oil Sands has been pivotal to our success. I am especially proud that this small, new team has demonstrated its capabilities so well by successfully completing a large acquisition within a very short time frame. I appreciate the contributions of each new team member, and I look forward to working with them to continue growing the Trust and enhancing its performance.

In closing, I would emphasize that Canadian Oil Sands offers a unique opportunity to invest directly in one of the most established oil sands projects in the world. Our long-term resource base, with plans in progress for substantial growth, provides investors with the potential for capital appreciation in addition to the Trust's prospective yield expansion. We look forward to a profitable future, and thank you for your support.

On behalf of the Board of Directors:


445%
Canadian Oil Sands
142%
TSX Oil & Gas
2001
2002
59%
TSX 300

Source: Canaccord Capital

Marcel R. Coutu, President and Chief Executive Officer,
March 3, 2003



THE SYNCRUDE PROJECT:

3, 500,

1978

Syncrude, one of the pioneers in oil sands development, produced its first barrel of oil in 1978.

2002

*Syncrude's estimated proven reserves of 3.5 billion barrels of Syncrude Sweet Blend represent more than a 35-year lifespan using today's infrastructure. An additional undeveloped resource base of 4.8 billion barrels could extend this reserve life beyond the year 2050.**

**Based on Syncrude Canada Ltd.'s 2002 year-end ore reserve estimate.*



A GIANT LONG-TERM RESOURCE

000, 000*

barrels of proven reserves

2005

A giant asset, Syncrude produced the equivalent of 12% of Canada's crude oil consumption in 2002. Productive capacity is expected to grow to approximately 350,000 barrels per day when Stage 3 is completed in 2005.

2010

As early as 2010, Syncrude is expected to represent about 20% of Canada's energy requirements of crude oil.

SYNCRUDE PROJECT OWNERSHIP

31.74%
Canadian Oil Sands Trust

Canadian Oil Sands became the largest owner in Syncrude early in 2003 when we purchased an additional 10% interest. The Trust now owns nearly a third of this tremendous asset, and is the only pure investment play in this project.


Imperial 25%
Mocal 5%
Murphy 5%
Nexen 7%
Conoco 9%
12% Petro-Canada
5% EnCana
(Canadian Oil Sands has an option to purchase 3.75% of this interest and right of refusal to the end of 2003.)

Syncrude, the largest oil sands facility in the world, is a success story nearly a quarter of a century old, yet its ultimate promise is still to come. With its vast resource base of 8.3 billion barrels of recoverable crude oil in place, the Syncrude project is assured of significant, growing production over the long term. Today's proven reserves of 3.5 billion barrels alone secure Syncrude's production from current operations for the next 35 years.

As the largest holder of mineable oil sands leases, Syncrude—and Canadian Oil Sands through our interest in Syncrude—are ideally positioned to benefit from the growing importance and expansion of this source of oil for the North American market. Canada has tremendous reserves of oil sands—comparable to the oil reserves of Saudi Arabia. The oil sands are Canada's leading single-source supply of crude oil, and by 2008, are expected to outstrip all other Canadian oil production combined. More than 300 billion barrels of oil sands reserves in Canada are estimated to be recoverable under current economic conditions, compared to only 19.7 billion barrels of recoverable conventional oil reserves. In this context, Syncrude reserves are equivalent to about 40% of Western Canada's remaining conventional reserves. And compared to conventional crude oil, Syncrude's reserves have the strong advantages of virtually no decline in the production rate and no exploration risk or cost.

Located 40 kilometres north of Fort McMurray, Alberta, Syncrude has grown production and reduced costs through vision and innovation. Today, Syncrude, the largest producer from oil sands, accounts for about one-third of the production from this resource with productive capacity averaging 250,000 barrels per day. A dramatic growth plan over the next decade is designed to significantly increase these volumes. In 2005, Syncrude expects its daily production to increase 40% to average 350,000 barrels, and double to more than 500,000 barrels by the next decade.

Our Syncrude project is unique in that it produces only a single, high-quality crude oil. A technological leader, Syncrude upgrades thick, tar-like bitumen into a signature synthetic product known as Syncrude Sweet Blend (SSB)—a light, sweet crude oil that has traditionally received a premium price in the market because of its value to refineries.

Strategic direction for the Syncrude operations is governed by a CEO Committee comprised of the key decision maker from each Joint Venture owner. The joint venture project decisions are scrutinized by the Management Committee, and generally require unanimity for major expansions and a majority for most other approvals. Both committees are chaired by Canadian Oil Sands. Access to the expertise of the joint venture owners—some of the best operators in the industry—broadens the strength of Syncrude's own 24 years of experience.

Our recent acquisition of an additional 10% interest in Syncrude created a 6% growth in both reserves and production per 100 Trust units. Every 100 Trust units are now backed by an additional 72 barrels of proven reserves, for a total of 1,244 barrels of proven reserves per 100 Trust units. Production increased from 32 barrels per 100 Trust units to 34, based on forecasted annual production.

GROWTH THROUGH ACQUISITION

1,172

BARRELS OF RESERVES PER 100 TRUST UNITS

(prior to acquisition of 10% Syncrude interest)

+72
BARRELS ADDED

Early in 2003, we seized the opportunity to increase Canadian Oil Sands' ownership of the tremendous Syncrude asset. We now are the largest joint venture owner representing nearly one-third of the Syncrude project.

Our purchase of an additional 10% interest in Syncrude from EnCana Corporation increases the size of Canadian Oil Sands by almost 50%. We now are the largest income trust in Canada and the 5th largest Canadian independent, publicly traded oil producer with an enterprise value of approximately $3.6 billion as at February 21, 2003. This leap in size should improve the Trust's liquidity and enhance our access to capital, important advantages as we continue to pursue our growth plans.

Most importantly, the acquisition created value for our unitholders. The purchase price of $1.07 billion was approximately 14% less than the value implied by Canadian Oil Sands' enterprise value as at January 31, 2003. This economic margin is expected to add approximately 10% to our cash flow per Trust unit on a pro forma basis, and is also anticipated to be accretive to earnings and net asset value per unit.

The impact on reserves and production is immediately positive. Our already immense reserve base grows to a proven and undeveloped resource of approximately 2.6 billion barrels. Production rises almost 50%, and will jump proportionately again when the Stage 3 expansion is completed in 2005. While the acquisition generates new growth, our business risk remains unchanged because we purchased more of an asset we already owned, and as such, the economies of scale should result in reduced G&A costs per barrel.

We maintained a strong capital structure by financing the acquisition with approximately two-thirds equity and one-third debt, protecting our capacity to fund the Stage 3 expansion and maintain stable distributions. Our ability to raise more than $750 million of new equity indicates the strong market support for our Trust units. It also endorses our plans to grow through acquisitions. As the largest owner in the Syncrude Joint Venture, we see the Trust as the natural consolidator of Syncrude ownership interests. We currently have the opportunity to purchase EnCana's remaining 3.75% interest until the end of this year on the same terms as the purchase of the 10% interest. If this option is exercised, we also will purchase a 6% gross overriding royalty on certain leases related to this 3.75% interest and a 1.25% indirect interest owned by another company.

We believe this acquisition gives us a bigger piece of a prize asset, enlarges our pure play on the massive Syncrude project and strengthens the Trust's foundation for future growth.





SUPERIOR QUALITY

MINING

By about 2005, all of Syncrude's mining is designed to be done via the efficient truck and shovel system pioneered by Syncrude in the early '80s.

EXTRACTION

With the opening of the Aurora mine in 2000, Syncrude introduced low-energy extraction, a process that uses up to 40% less energy, thereby significantly lowering operating costs and reducing greenhouse gas emissions.



MINING TO MARKETING

UPGRADING

Syncrude developed much of the expertise for fluid coking and has 60% of the world's capacity for this technology. As part of the Stage 3 expansion, its fluid coking capacity should increase by approximately 40%.

MARKETING

Syncrude Sweet Blend (SSB) is in demand by refiners to meet low-sulphur diesel specifications and to replace declining production of conventional light oil in North America. As more synthetic crude comes to market, Syncrude intends to maintain its competitive position with a new, enhanced SSB product.

Our higher margin reflects the premium-quality SSB produced at Syncrude, which has traditionally commanded a better price than conventional oil and in 2002 averaged $40.54 per barrel, prior to hedging. Our netback at $20.88 per barrel in 2002 was 39% higher than the previous year. The operating cost was trimmed by $1.37 per barrel to $17.40. The balance was comprised of non-production costs of $0.66 per barrel and crown royalties of $0.41 per barrel.

A HIGHER MARGIN FOR OUR BARREL


$20.88
40
20
0
NETBACK
OPERATING COST
NON-PRODUCTION COSTS
CROWN ROYALTIES
($bbl, excludes hedging)

NETBACK Recognized as a technological leader in the economic development of the oil sands, Syncrude has increased production and reduced operating costs through innovations that have been adopted throughout the industry. These innovations, combined with a higher-quality product, have led to Canadian Oil Sands receiving higher netbacks per barrel compared to the average netback from conventional light oil (2001 data, the most recent). Furthermore, Syncrude's immense reserve base is well established, leading to very low finding and development costs as there is neither the exploration risk nor the cost associated with finding new sources of production.

OPERATING COSTS: Production A wide range of operational innovations has reduced Syncrude's operating costs to average $16.06 per barrel over the past 5 years compared with $25.81 per barrel in 1979, Syncrude's first full year of production. A low-energy extraction process reduces the processing temperatures to about 30°C from the original 80°C, significantly cutting operating costs. The Tailings Oil Recovery unit recovers bitumen that might otherwise be lost to tailings. Hydrotransport, another technology Syncrude pioneered, enables oil sands mines to operate far from extraction facilities. By transporting the oil sand and preparing it for processing, hydrotransport improves energy efficiency and reduces operating costs. Operating costs also should decline as more production is mined from the richer-grade ore body of the Aurora mine, which has a higher average bitumen content and requires less overburden removal. More than 80% of Syncrude's operating costs are fixed, so investing in capital projects that increase production and scale economies is the best way to lower operating costs per barrel. Following the completion of Stage 3, we are targeting operating costs to eventually decline below $12 per barrel, excluding energy expenses.

Upgrading The 2 fluid cokers at Syncrude are the largest ever built and, through improvements, now process 50% more bitumen per day than their original design capacity. Syncrude has greatly expanded the processing capacity of other upgrading units, specifically the LC-Finer hydroprocessor and the vacuum distillation unit. With enhancements made during the last coker turnaround in 2002, Syncrude believes the duration between each coker turnaround can gradually be extended to 3 years from 2 years, eventually resulting in 1.5 million more barrels of production every 3 years. In Stage 3, Syncrude is constructing a third coker and has strategically designed its capacity beyond initial requirements so that incremental volumes can be added at a relatively low cost in future growth stages.

Natural Gas Energy is the main variable cost, as Syncrude requires approximately 0.6 thousand cubic feet of natural gas for every barrel it produces. Syncrude continually invests in measures to reduce energy consumption and emissions per barrel, and Canadian Oil Sands seeks to hedge a portion of our natural gas expense to further reduce the risk of rising natural gas prices.

NON-PRODUCTION COSTS Non-production costs consist primarily of Syncrude 21 development expenditures incurred for the expansion and are not a result of current production.

CROWN ROYALTIES As an oil sands operation, Syncrude has the advantage of a supportive fiscal regime for royalties during expansions.

Syncrude is considered by many as one of the top 10 engineering projects in Canada. That's not surprising. Syncrude's Stage 1 and 2 expansions increased annual productive capacity of 58 to 81.4 million barrels and 92 million barrels, respectively. Engineering strides in Stage 3 should increase annual productive capacity to 128 million barrels, improve product quality, lower the operating costs and reduce greenhouse gas emissions.

STAGE 3 EXPANSION: STEPPED


We are in Stage 3
1996
2001
2005
2009
2013

UP GROWTH


600
500
400
300
200
100
0
2017
2021
(productive capacity, thousand bbls/d)

DOUBLING GROWTH Stage 3, Syncrude's largest expansion, began in 2001, and is expected to dramatically boost production when completed early in 2005. Canadian Oil Sands' share of this daily production will grow more than 50% to approximately 111,000 barrels.

HIGHER-QUALITY SYNCRUDE SWEET BLEND The Stage 3 expansion will add another mining and extraction train, Aurora 2, which will provide additional bitumen froth at the Aurora mine site. The major investment of Stage 3 will be the expansion of bitumen upgrading capacity with the building of a third fluid coker at Mildred Lake. The coker and ancillary equipment, referred to as UE-1, will upgrade our entire production, both expansion volumes and base production, into a higher-quality Syncrude Sweet Blend—one of the most environmentally attractive synthetic crude oils on the market. Its sulphur content will be less than one-third of conventional, light sweet crude oil. The middle distillates, primarily diesel and jet fuel, will allow refineries to more readily meet specifications for these products. These qualities should make the blend more attractive to a broader slate of refineries and should further enhance its value and marketability.

COST & CONTROL The projected cost for the Stage 3 expansion is $5,670 million, with UE-1 accounting for the majority. The cost increased from the original estimate of $4,100 million primarily because increased requirements for materials and engineering, and an extension of the schedule, resulted in higher labour expenses. The estimate provided at the start of the expansion could only be based on preliminary engineering, while the revised estimate reflects the completion of extensive detailed engineering work and procurement commitments. Syncrude will steward the project based on this revised estimate, while continuously looking for ways to reduce the total cost. Before construction begins on any unit, Syncrude is committed to having overall detailed engineering 80% completed and each individual work package 100% completed with all materials on site. Field construction is now in progress with completion of Aurora 2 scheduled for year-end 2003 and UE-1 in the first quarter of 2005.

ATTRACTIVE RETURN The updated project economics for Stage 3 retain an attractive return. Capital costs for Stage 3 include investments to further improve environmental and operating performance and to raise the product quality of the entire production stream. When you exclude these incremental investments of $1,400 million, Stage 3 should provide incremental productive capacity for approximately $41,000 per barrel of daily capacity, which is in the range of similar recently completed oil sands projects.

ENVIRONMENTAL INVESTMENT The environmental mitigation measures include adding a flue gas scrubber that will remove sulphur dioxide from the new coker, as well as some of the current emissions, to produce an ammonium sulphate slurry. This slurry will be used on site to manufacture marketable ammonium sulphate fertilizer through a third-party arrangement with Marsulex Inc.

FUNDING EXPANSION


50
45
40
35
30
$21/bbl WTI
$23/bbl WTI
$25/bbl WTI
2003 Q1
Q2
Q3
Q4
2004 Q1
Q2
Q3
Q4
2005 Q1
Q2
Q3
Q4

DEBT-TO-TOTAL-CAPITALIZATION (%) LEVELS EXPECTED TO QUICKLY DECLINE

INVESTMENT GRADE

Over the next 2 years of intensive capital investment totalling approximately $1,417 million, Canadian Oil Sands Trust will work to maintain a solid capital structure. Depending on crude oil prices, we expect our debt-to-total capitalization ratios to peak late in 2004. When Stage 3 production begins in 2005, this ratio is anticipated to quickly return to the 35% level it is at today.

The Stage 3 expansion is the largest and most capital intensive phase of Syncrude's growth plans. At an expected cost of $5,670 million, or $1,800 million net to Canadian Oil Sands, it is an unprecedented investment by the Trust. During the next 2 years, our capital budget will average $708 million per year with approximately three-quarters of it dedicated to the expansion. The Trust is focused on managing a prudent financing plan that balances long-term unitholder value with the objectives of maintaining stable distributions and a strong investment grade credit rating.

Canadian Oil Sands' strong operating cash flow underpins our Stage 3 financing plan. Our objective of maintaining stable, low distributions results in significant cash flow retention to fund capital investment, especially in the current environment of high oil prices. This cash flow is supplemented by existing working capital of approximately $150 million. Credit facilities of approximately $660 million have also been secured, and the Trust intends to use its debt capacity as a cost effective means of funding the expansion. We expect our leverage levels to quickly revert to the mid-30% levels as Stage 3 production begins.

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) we introduced in 2002 provides an inexpensive method of raising additional equity. The DRIP raised $33.2 million in 2002, and with U.S. resident unitholders now eligible to participate in the regular component, we expect the contribution from this source to remain strong. This funding provides an important equity offset to our debt funding, but it will be employed to a lesser degree as the need for additional capital funding diminishes.

Although we have diverse funding sources, there are risks. Cash flow, in particular, is very dependent on oil prices and production, and reductions in cash flow increase our reliance on other financing sources. To manage this risk, we have hedged approximately 62% of our 2003 crude oil production at $US26.36 per barrel. We also are planning to hedge additional volumes of our natural gas consumption. To protect cash flows in the event that Syncrude experiences an accidental loss in operations, we have $930 million of business interruption and start-up delay insurance. In addition, our senior notes covenants were recently amended to provide additional flexibility and debt capacity. Finally, Canadian Oil Sands has the option of reducing distributions or issuing additional equity.

Funding the Stage 3 expansion is a pure investment in the intensive progress of oil sands growth. In 2005, when Stage 3 is complete, we expect the Trust's current production to rise 50%, leading to a substantial increase in cash flow—growth that we expect will reward unitholders and strengthen our financial position for the future.



ENVIRONMEN[illegible]NOMICS:

RESEARCH

Syncrude, by investing more than $30 million annually in research and development to enhance operational and environmental performance, is one of Canada's top 50 companies in research and development.

REDUCTION

A gold-level performer in reporting greenhouse gas emissions, Syncrude performs in the top 12% of companies in Canada's Voluntary Challenge and Registry program, and is the only oil company to receive two leadership awards.



RESPONSIBLE DEVELOPMENT

RECLAMATION

Syncrude has reclaimed more than 3,200 hectares of the land affected by its operations and planted more than 2.5 million trees in the Athabasca area.

RETURN TO NATURE

Land once tracked and mined by Syncrude is now the grazing ground in Athabasca for more than 300 wood bison. In 2002, experts from Alberta Environment recognized Syncrude for its dedication to the environment and reclamation research.

CO_2 EMISSIONS & SYNCRUDE PRODUCTION



200
150
100
50
0.15
0.12
0.09
0.06
Production
(mbbls/yr)
CO2 Emissions
(tonnes/bbl)
1988
1990
1992
1994
1996
1998
2000
2002
2004E
2006E
2008E
2010E

From 1990 to 2008, Syncrude plans to have reduced CO_2 emissions by about 30% per barrel and cut SO_2 emissions by 70% per barrel—incredible achievements during a time period when crude oil production is expected to more than double.


CO2

In the late 1960s, a full decade before start-up of its first plant, Syncrude began looking for ways to minimize environmental impact. Since then, several technological advancements were introduced that have improved energy efficiency and reduced emissions. Many of the energy-efficient technologies used throughout the oil sands industry today are the result of research and development at Syncrude.

Nationally recognized as an industrial leader in lowering per-barrel emissions of greenhouse gases, our Syncrude project has earned the highest gold-level recognition from Canada's Voluntary Challenge and Registry for each of the 4 years the program has been running. Syncrude is also a founding member of the Wood Buffalo Environmental Association, which maintains the region's air monitoring program. Since 1990, Syncrude has reduced its emissions of CO_2 per barrel by 17%, and cut its sulphur dioxide emissions per barrel by 25%. This is an ongoing commitment. During the next 3 years, Syncrude will invest approximately $900 million in environmental mitigation and energy conservation measures. In fact, SO_2 emissions essentially will be eliminated from the new coker that Syncrude is building as part of the Stage 3 expansion.

Syncrude extends its environmental performance to land and water management practices as well. Each year, Syncrude spends more than $7 million to reclaim land disturbed by surface mining. Syncrude also recycles 70% of the water used in its operations. Syncrude's long-term plan is to return the land to a stable, biologically self-sustaining condition with a vision of creating an area of forests, parklands, wetlands and lakes.

In addition to its leading environmental performance, our Syncrude project is recognized for its progressive employee practices. The largest industrial employer of aboriginal people in Canada, Syncrude is one of Canada's top 100 employers. An exceptional safety record makes Syncrude a desirable place to work. Its lost-time injury rate in 2002 was only 0.1, or less than 1 injury for every 2 million hours worked compared to the Alberta mining and petroleum sector average of 1.4, or 14 injuries for every 2 million hours worked.

A major contributor to the Canadian economy, Syncrude's owners have paid almost $6 billion in royalties and taxes to governments since 1978. Syncrude's procurement of goods and services for operations adds another $1 billion to the economy across the country every year.

Building on Syncrude's many contributions to the well-being of society, Canadian Oil Sands also invests in the community by supporting several non-profit organizations, including multi-year commitments that we have made to the Alberta Children's Hospital and Wood's Homes.

EXPERIENCED NEW TEAM: EFFICIENT ORGANIZATION

A new experienced and energized team is leading Canadian Oil Sands Trust. Under the direction of Marcel Coutu, President, Chief Executive Officer and Director of Canadian Oil Sands, a core team manages all aspects of the Trust's business. Although a small group, this team contributes a comprehensive set of skills and experience. With a diversity of expertise from engineering to finance and a common thread of energy industry experience, this group has all of the core competencies for the Trust to achieve greater success.

Marcel Coutu leads the team and reports to a board of independent directors. As Chairman of Syncrude's CEO Committee and Management Committee, Marcel plays a key role in the strategic development and direction of Syncrude's operations.

Since its inception, third-party service providers managed the Trust and its operations. Late in 2002, an internal management structure was established when the Administrative Services Agreement between Canadian Oil Sands Trust and EnCana Corporation was terminated. By ending this agreement without any material penalties or compensation for either party, Canadian Oil Sands continued to lead the trust sector in eliminating management and transaction fees for acquisitions and dispositions, none of which exist in this Trust. In addition to re-aligning unitholder and employee interests, and creating the opportunity to realize cost savings, we now benefit from employees who are solely dedicated to enhancing the Trust's performance.

We are focused on maintaining one of the lowest cost structures in the trust sector. General and administrative costs (G&A) at Canadian Oil Sands in 2002 were only $0.72 per barrel, including insurance, which is among the lowest in the trust sector. Approximately 44% of our G&A costs are incurred to purchase insurance, which is an integral but potentially short-term component of our risk management strategy for the Stage 3 expansion. The Trust's G&A costs, including insurance, were only 4% of our operating cost in 2002, and the Trust anticipates further declines in G&A costs, on a per barrel basis, through the economies of scale created by the increase in our ownership of Syncrude to 31.74%.


G&A COSTS ARE
GOING DOWN
0.59
0.47
0.40
($/barrel, excluding insurance)
2000
2001
2002






Marcel Coutu
President & Chief Executive Officer

Trudy Curran
General Counsel & Corporate Secretary

Marie Fenez
Executive Assistant

Ryan Kubik
Treasurer

Marcel Coutu
President & Chief Executive Officer
B.Sc. Geology, University of Waterloo;
MBA, University of Western Ontario

Became President & CEO in September 2001. Chairman of the Syncrude CEO and Management Committees. >20 years of energy sector experience, primarily in corporate finance (Gulf Canada—CFO until its sale to Conoco; TransCanada Pipelines—senior positions, helped finance mainline expansion and international projects; Burns Fry—5 years as an investment banker; Hudson's Bay Oil & Gas; Dome Petroleum).

Trudy Curran
General Counsel & Corporate Secretary
Bachelor of Arts, (Distinction);
LLB, University of Saskatchewan

>16 years experience as M&A, securities corporate finance counsel; PanCanadian—completed >$20 billion merger with AEC to form EnCana; Canadian Pacific—main team player re CP spin-out; PWA—takeovers, equity investment, debt restructurings & lead lawyer on OneWorld Alliance.

Marie Fenez
Executive Assistant
Secretarial and Office Automation Diploma

15 years of executive/administrative assistant experience (Gulf Canada & Standard Life Assurance).

Ryan Kubik
Treasurer
Bachelor of Commerce, University of Calgary;
Chartered Accountant;
Chartered Financial Analyst

>10 years of corporate finance/accounting experience (EnCana, PanCanadian & PricewaterhouseCoopers).

Siren Fisekci
Manager, Investor Relations

Bachelor of Communications, University of Calgary; Canadian Securities Course; Strategic Management of Investor Relations, Richard Ivey

>10 years of IR experience (EnCana, PanCanadian & Rigel).

Laureen DuBois
Manager, Accounting

Bachelor of Commerce (Distinction), University of Saskatchewan; Chartered Accountant

>6 years of accounting experience (EnCana, PanCanadian, Canadian Pacific & Deloitte & Touche LLP).

Aswin Patel, P.Eng
Manager, Operations

B.Sc. Engineering, University of London, U.K.

40 years of petroleum and chemical process experience, with extensive knowledge of oil sands mining, processing, bitumen upgrading and conventional oil and gas (Canadian Oil Sands & PanCanadian).






Siren Fisekci
Manager, Investor Relations

Laureen DuBois
Manager, Accounting

Aswin Patel, P.Eng
Manager, Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS

ADVISORY In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", the "Trust", "we" or "us") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this Management's Discussion and Analysis ("MD&A") contain "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "expect", "believe", "plan", "intend" or similar words suggesting future outcomes, or statements regarding an outlook with respect to: the expected production level at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; the impact of the Kyoto Protocol on the Trust and the Canadian economy in general; and the anticipated maintenance work at Syncrude and the impact such maintenance will have on the Trust's financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: volatility of crude oil and natural gas prices, product supply and demand, market competition, the Trust's ability to either generate sufficient cash flow from operations to meet its current and future obligations or obtain external sources of debt and equity capital, changes in environmental and other regulations, general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this annual report are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS DESCRIPTION

Canadian Oil Sands Trust, located in Calgary, Alberta, is a pure-play investment in the Syncrude Joint Venture (Syncrude). After a recent acquisition, effective February 1, 2003, of an additional 10% interest in Syncrude, we hold a 31.74% working interest ownership in the joint venture. Syncrude is the largest oil sands facility in the world and operates in Fort McMurray, Alberta. With an estimated 35 years of reserve life in Syncrude's current proven reserve base, Canadian Oil Sands owns a significant and long-term asset for growth.

REVIEW OF CONSOLIDATED RESULTS

Unless otherwise stated to reflect the Trust's new ownership of 31.74%, the discussions in this MD&A are in reference to the Trust's 21.74% interest in Syncrude at December 31, 2002. For the year ended December 31, 2002, Canadian Oil Sands reported strong earnings of $269.9 million, an 84% increase compared with 2001. Our higher net income in 2002 reflected a stronger crude oil price coupled with higher sales volumes, an improved operating cost and a reduced Crown royalty expense, offset by a higher interest expense.

Revenues

For the year ended December 31, 2002, our revenues totalled $725.2 million, an 8% increase from $671.3 million in 2001. A $31.2 million increase in production revenue and a $21.2 million reduction in currency hedging losses accounted for the majority of the increase.

Production revenue in 2002 increased significantly from 2001 primarily from the growth in sales, complemented by an increase in realized selling prices. In 2002, record annual sales of 18.2 million barrels net to the Trust, or 49,806 barrels per day, compared favourably to 17.7 million barrels, or 48,508 barrels per day in 2001. Strong operations in the second half of the year, reflecting enhanced reliability and throughput of the Aurora mine and the upgrader, offset the negative impact of an extended coker turnaround in the second quarter of 2002.

We achieved our mid-year forecast for 2002 production of 49,000 to 50,000 barrels per day, but were slightly under our original budget of approximately 51,000 barrels per day. We revised our forecast in July following the extended coker turnaround in May and June which resulted in lower production in the second quarter than originally anticipated. In addition, production shipments were constrained as a result of managing bitumen conversion to ensure SO_2 emissions remained below limits. Plant integration and interference issues also had an impact on production.

In 2002, the average selling price per barrel, prior to hedging, was $40.54, a 2% increase compared with $39.63 in 2001. The increase in the Trust's average realized selling price, particularly in the fourth quarter of 2002,

REVENUE


800
600
400
200
0
668.7
671.3
725.2
($ millions)
2000
2001
2002

Our 2002 revenue increased by $53.9 million, up 8% from 2001. Record production sales complemented by an increase in realized selling prices as well as a reduction in currency hedging losses led to higher revenue.

NET INCOME


300
225
150
75
0
169.1
146.4
269.9
($ millions)
2000
2001
2002

Our net income was 84% higher in 2002 than the previous year, reflecting a stronger crude oil price, higher production, lower operating costs and a reduced Crown royalty expense.

compared favourably to the 1% increase in the price of West Texas Intermediate (WTI) benchmark crude compared with 2001. Crude oil prices during the first quarter of 2002 bottomed in mid-January at US$17.97 per barrel WTI, and rebounded sharply in March. Strong oil prices prevailed for the remainder of 2002, averaging US$26.15 per barrel during the year, compared to US$25.92 in 2001. Crude oil hedging losses, resulting from these favourable prices, reduced 2002 revenues by $10.7 million.

The Canadian dollar averaged US$0.637 in 2002 compared with US$0.646 in 2001. Our smaller hedge position, offset by the relative weakening in

REVIEW OF CONSOLIDATED RESULTS

($ millions, except Trust units and per Trust unit amounts)	2002	2001	$ Change	% Change
Revenues	725.2	671.3	53.9	8
Operating costs	316.4	332.4	(16.0)	(5)
Net income	269.9	146.4	123.5	84
Per Trust unit	4.72	2.58	2.14	83
Cash flow	321.8	232.7	89.1	38
Per Trust unit	5.63	4.10	1.53	37
Capital expenditures	403.2	179.5	223.7	125
Distributable income	114.7	156.1	(41.4)	(27)
Sales volumes (bbls/day)	49,806	48,508	1,298	3
Weighted-average Trust units (millions)	57.2	56.8	0.4	1
($/barrel)				
Average realized selling price, after hedging	39.35	37.46	1.89	5
Operating costs	17.40	18.77	(1.37)	(7)
Non-production costs	0.66	0.71	(0.05)	(7)
Crown royalties	0.41	2.97	(2.56)	(86)
Netback	20.88	15.01	5.87	39

the Canadian dollar, reduced the Trust's 2002 currency hedging losses by $21.2 million compared with 2001.

Pipeline tariffs in 2002 fell $3.8 million relative to 2001, mainly because the pipeline operator incurred lower energy costs.

Operating Costs

For the year ended December 31, 2002, operating expenses were $316.4 million, which compares favourably with $332.4 million in 2001. The 2002 increase in production costs, which are comprised of mining, upgrading, extraction, and plant and equipment maintenance costs, reflects the increase in production volumes.

The largest improvement in operating expenses was a result of lower costs to purchase energy, as natural gas prices were significantly lower in 2002 versus 2001. Higher production in 2002 led to increased purchased energy volumes of 11%; however, the average natural gas price decreased 37%, resulting in significantly lower purchased energy costs in 2002. Purchased energy costs, before hedging, were $2.38 per barrel in 2002, $1.16 per barrel lower than in 2001. Natural gas hedging gains of $5.2 million further reduced our 2002 operating costs, as explained in more detail in the Risk Management section of this MD&A.

The combination of lower operating costs and higher sales volumes reduced our 2002 operating cost to average $17.40 per barrel, $1.37 less per barrel than in 2001. The reduction in 2002's operating costs is particularly significant given that the coker turnaround in the second quarter took longer than expected.

In the third quarter of 2002, Canadian Oil Sands reclassified certain expenses previously reported in operating expenses as non-production costs to more accurately report the costs associated with current production. The reclassification has been applied to current results and the comparative year figures. Non-production costs are primarily Syncrude 21 development expenditures, which include costs incurred to modify, relocate or remove

REVENUES

($ millions)	2002	2001	$ Change	% Change
Production revenue	743.7	712.5	31.2	4
Pipeline tariffs	(6.5)	(10.3)	3.8	(37)
Marketing fees	(0.3)	(0.7)	0.4	(57)
Crude oil hedging	(10.7)	(6.4)	(4.3)	67
Currency hedging	(10.9)	(32.1)	21.2	(66)
Syncrude Sweet Blend	715.3	663.0	52.3	8
Other income	9.9	8.3	1.6	19
	725.2	671.3	53.9	8

2002 AVERAGE REALIZED SELLING PRICES

($/bbl)	Q1	Q2	Q3	Q4	Annual
Before hedging	34.18	40.43	43.75	42.95	40.54
Oil price hedging	1.71	(0.96)	(1.45)	(1.48)	(0.59)
Currency hedging	(0.68)	(0.78)	(0.46)	(0.54)	(0.60)
After hedging	35.21	38.69	41.84	40.93	39.35

2001 AVERAGE REALIZED SELLING PRICES

($/bbl)	Q1	Q2	Q3	Q4	Annual
Before hedging	43.04	42.94	41.19	31.89	39.63
Oil price hedging	(0.90)	(0.60)	(0.26)	0.29	(0.36)
Currency hedging	(1.60)	(1.88)	(1.85)	(1.94)	(1.81)
After hedging	40.54	40.46	39.08	30.24	37.46

OPERATING COSTS


20
15
10
5
0
18.77
17.40
17.00*
($/bbl)
2001
2002
2003E

Syncrude, with Canadian Oil Sands and the other Joint Venture owners, is effectively managing a major capital expansion while at the same time reducing operating costs, which dropped 7% in 2002, primarily as a result of improving plant reliability.
** Estimate is $16.50–$17.50/bbl.*

PURCHASED ENERGY COSTS


4
3
2
1
0
2.81
3.54
2.38
($/bbl, after hedging)
2000
2001
2002

Energy costs dropped in 2002 compared with 2001, largely reflecting the lower average natural gas price in 2002. Approximately 0.6/mcf of natural gas is consumed to produce one barrel of SSB.

equipment or facilities to support the expansion. These non-production costs were $11.9 million and $12.5 million for 2002 and 2001, respectively. As these expenses are not a result of current production and are not capital in nature, they are expensed in the current period's earnings.

In July, the Trust revised its 2002 annual budgeted operating costs to $335 million from $290 million as a result of the extended coker turnaround in the second quarter. Actual operating costs of $316 million compared favourably to the revised forecast, and were slightly higher than the original budget. Improved operating performance and plant reliability at Syncrude during the last half of the year accounted for the favourable results compared to the revised forecast.

Crown Royalty Expense

Crown royalty expense of $7.4 million in 2002 reflected the application of the minimum royalty rate, calculated as 1% of gross revenue in 2002. The 2001 Crown royalty of $52.5 million reflects the former Crown royalty regime whereby 50% of the deemed net profit of Canadian Oil Sands less a credit of 43% of capital expenditures was paid to the Alberta Crown. The minimum royalty rate was payable because Syncrude achieved certain capital expenditure thresholds in December 2001 pursuant to the Alberta Crown Royalty Agreement.

The shift from the transitional royalty to the generic oil sands royalty regime, which became effective January 1, 2002, had no impact as the minimum

OPERATING COSTS

($ millions, except per barrel amounts)	2002	2001	$ Change	% Change
Production costs and other	278.3	269.8	8.5	3
Purchased energy	43.3	62.6	(19.3)	(31)
Natural gas hedging	(5.2)	–	(5.2)	(100)
	316.4	332.4	(16.0)	(5)
Per barrel	17.40	18.77	(1.37)	(7)

CROWN ROYALTY EXPENSE

($ millions)	2002	2001	$ Change	% Change
Crown royalties	7.4	52.5	(45.1)	(86)

1% of gross revenue would have applied in either case. As Syncrude is in a significant capital program, the Trust expects to pay only the minimum royalty for the next several years. A description of the Crown royalty is provided in Note 15 of the audited consolidated financial statements.

Administration

Effective November 1, 2002, Canadian Oil Sands terminated the Administrative Services Agreement with EnCana Corporation (EnCana). The termination did not result in any material penalties or compensation to either the Trust or EnCana. Subsequent to the termination, we have leased our own office space, hired our own staff and engaged various third parties to replace services previously provided by EnCana under the agreement. We made the decision to terminate the Administrative Services Agreement to simplify our administrative structure and to have full-time staff dedicated to the Trust.

There was a slight reduction in Administration expenses in 2002 from 2001, primarily as a result of having incurred fees under two separate Administrative Services Agreements from January 1 to July 5, 2001, prior to the merger of Athabasca Oil Sands Trust and Canadian Oil Sands Trust. In addition, for the first six months of 2001 until the two trusts were merged, higher administrative fees had been paid by the Trust's predecessors.

Insurance Expense

Beginning in the third quarter of 2002, insurance expenses previously classified as administration costs were disclosed separately to reflect their significance. Insurance expense was $5.8 million in 2002 compared with $4.2 million in 2001. The largest component of insurance expense is premiums paid for business interruption insurance, which is designed to protect the Trust's cash flow from the potential of a severe property loss at Syncrude. Insurance premiums rose in 2002 over 2001 because of limited capacity in the insurance market combined with numerous industry losses for this type of insurance. An important risk management component of the Trust's Stage 3 financing plan, insurance helps to protect our cash flow from which the capital program commitments are largely funded, as more fully explained in the Risk Management section of this MD&A.

Interest Expense

The issuance of the 7.9% US$250 million Senior Notes on August 24, 2001, by Canadian Oil Sands Limited, a subsidiary of the Trust, raised interest expenses to $48.7 million in 2002 compared with $28.6 million in 2001.

Depletion and Depreciation

Depletion and depreciation expense decreased $5.4 million in 2002 compared with 2001. Canadian Oil Sands depreciates and depletes its production assets on the unit-of-production basis. The decrease in per-barrel depreciation and depletion is the result of a lower depreciable net asset base, offset by a lower reserve base. As the Stage 3 expansion is not yet complete, Canadian Oil Sands has excluded the associated costs of the project and the related reserves for purposes of calculating our depreciation and depletion expense. The costs of Stage 3 and accompanying reserves also will be excluded in the calculation of the 2003 depletion and depreciation rate, but are expected to be included when Stage 3 is complete, which is estimated to be the first half of 2005.

Our production in 2002 reduced our proven reserves slightly to 676 million barrels at December 31, 2002, from 694 million barrels at December 31, 2001. Our 2002 year-end proven reserves still reflect approximately 35 years of reserve life at current production rates.

Also included in depletion and depreciation expense is a provision for future site reclamation, which is accrued at a rate of $0.17 per barrel of production. Canadian Oil Sands continues to monitor the effectiveness of this $0.17 per-barrel rate by reviewing Syncrude's latest estimates on future site-reclamation costs, which are based on a long-range mine plan and current regulatory requirements. As at the date of this MD&A, we believe that the $0.17 per-barrel is a valid rate for such costs.

DEPLETION AND DEPRECIATION

($ millions)	2002	2001	$ Change	% Change
Depletion and depreciation	**52.0**	57.4	(5.4)	(9)
Reclamation provision	**3.1**	3.1	–	–
	55.1	60.5	(5.4)	(9)

PROVEN RESERVES


800
600
400
200
0
713
694
676
(mmbbls at Dec. 31)
2000
2001
2002

Production over the last three years has reduced our proven reserves slightly, which still reflects a reserve life of more than 35 years. The Trust has not booked any proven reserves associated with the Stage 3 expansion.

CASH FLOW


400
300
200
100
0
233.1
232.7
321.8
($ millions)
2000
2001
2002

Cash flow increased 38% in 2002 from higher revenues, lower operating costs and a decline in the Crown royalty expense. Cash flow is a significant source for funding our share of Syncrude's Stage 3 Expansion.

Foreign Exchange Loss (Gain)

In accordance with a change in Canadian accounting standards regarding foreign currency translation, effective January 1, 2002, the Trust now records foreign exchange fluctuations on our long-term monetary assets and liabilities directly to income. We made a $36.9 million non-cash reduction to retained earnings at December 31, 2001, to reflect a retroactive adjustment to prior years. This change in accounting policy is more fully described in Note 3 to the consolidated financial statements. The change in accounting policy results in the recognition in the income statement of a non-cash foreign exchange gain of $4.1 million on the Trust's long-term debt in 2002. This gain reflects the stronger Canadian dollar relative to the U.S. dollar at December 31, 2002, versus December 31, 2001.

Income and Large Corporations Tax

Canadian Oil Sands is liable for Large Corporations Tax and Canadian corporate income taxes. With our larger capital tax base for the year ended December 31, 2002, Canadian Oil Sands incurred $2.7 million in Large Corporations Tax on our taxable capital employed compared with $1.9 million in 2001. In addition, an operating subsidiary was taxable in 2002, as the significant capital costs incurred for the Stage 3 expansion in 2001 and 2002 were not available at December 31, 2002, for capital cost allowance deductions because the project had not been completed. As a result, the Income and Large Corporations Tax expense reflects a current income tax provision of $2.7 million. No corporate income taxes were payable in 2001 as taxable income was sheltered by making payments pursuant to the Trust Royalty and by using resource allowance and capital cost allowance deductions.

To the extent that tax pools are available as a result of the acquisition of the 99% royalties on any portion of the 31.74% interest in Syncrude, they can be used to shelter distributions to unitholders from income tax by allowing distributions to be treated as a return of capital instead of income. In 2002, approximately 40% of distributions paid from the Trust were a return of capital, and approximately 60% were income. This compares with 55% return of capital and 45% income treatment for the distributions paid after July 5, 2001.

The treatment of distributions as a return of capital decreases unitholders' tax-cost base by the amount of the distribution. At December 31, 2002, the Trust had tax pools of $109 million, or $1.89 per unit. As the tax pools available to the Trust decrease, an increasing portion of future distributions will become taxable.

Dividend on Preferred Shares of Subsidiaries

On October 31, 2002, the preferred shares of Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc., managers and subsidiaries of the Trust, were redeemed immediately prior to the termination of the Administrative Services Agreement with EnCana. The cost of the redemption was approximately $4.5 million, which represents the original issue price of the shares plus all accrued and unpaid dividends.

Significant Acquisition

On February 3, 2003, Canadian Oil Sands entered into a significant acquisition agreement with EnCana to purchase an indirect 10% working interest in Syncrude for approximately $1.07 billion cash. This acquisition closed on February 28, 2003, with an effective date of February 1, 2003, resulting in Canadian Oil Sands becoming the largest owner of Syncrude with a 31.74% working interest.

Under the agreement, Canadian Oil Sands also acquired certain rights in relation to EnCana's remaining 3.75% working interest in Syncrude that is held by AEC Oil Sands Limited Partnership, including the 6% gross overriding royalty on certain leases relating to such interest currently payable to EnCana, as well as a 6% gross overriding royalty on certain leases relating to another 1.25% interest in Syncrude held by a third-party independent oil and gas company (the Remaining Interest). The Trust has the option, and the right of first refusal, to purchase the Remaining Interest at any time on or before December 31, 2003, for an aggregate purchase price of approximately $417 million.

The acquisition was funded through approximately $756 million in equity, and the remaining balance of approximately $314 million in bank debt. Canadian Oil Sands arranged equity financing through a $325 million private placement of approximately 9.4 million Trust units, and a $431 million public offering of approximately 12.3 million Trust units. Bridge financing was sourced through commitments from our underwriters to provide credit facilities, of which approximately $350 million was drawn on to fund the remaining $314 million purchase price and the estimated related acquisition and financing costs of $40 million.

This acquisition demonstrates Canadian Oil Sands' commitment to grow unitholder value. Management expects the acquisition to be accretive to unitholders on a per unit basis for cash flow, earnings and net asset value.

Changes in Accounting Policies

In addition to the change in accounting standards on foreign exchange gains and losses, Canadian Oil Sands adopted a change in accounting policy relating to stock-based compensation. Effective January 1, 2002, the Trust prospectively adopted the new standard for accounting for stock-based compensation, which applies to new unit options granted in 2002. The impact on compensation costs has been disclosed on a pro forma basis, as permitted under Canadian generally accepted accounting principles.

Canadian Oil Sands' stock option plan was approved by unitholders on April 22, 2002. Note 13 of the consolidated financial statements provides details of the plan and the pro forma impact on the financial results of the Trust.

Liquidity and Capital Resources

Cash from Operations Cash flow from operations of $321.8 million in 2002 improved considerably from $232.7 million in 2001. The $89.1 million increase mainly reflects a significant improvement in revenues of $52.3 million from Syncrude Sweet Blend (SSB), a $16.0 million decrease in operating costs and a $45.1 million decrease in Crown royalties expense, offset by a $20.1 million increase in interest expense. Cash flow is a significant funding source for the Trust during the Stage 3 expansion.

Financing Activities The Trust's net debt, defined as long-term debt less cash and short-term investments, increased to $392.3 million at December 31, 2002, from $269.0 million one year prior. The $123.3 million increase mainly results from the use of cash to fund capital expenditures for the Stage 3 expansion that were significantly higher in 2002. Operating cash flow of $321.8 million in 2002 and $33.2 million of new equity raised through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) also financed capital expenditures and the $114.7 million of unitholder distributions. Our 2002 capital expenditures of $403.2 million were less than the $450 million originally budgeted, primarily because the increased engineering work that was required to more accurately estimate Stage 3 costs delayed construction.

Canadian Oil Sands introduced the DRIP in January 2002 to assist the Trust in funding our share of the Stage 3 expansion. During 2002, participation in the program averaged approximately 29% and raised net proceeds of $33.2 million of new equity. We plan to reassess our use of all or part of the DRIP late in 2004 to early in 2005 when we anticipate that equity funding for Stage 3 will no longer be needed.

In December 2002, the Trust received bondholder consent to amend covenants on the 7.9% US$250 million Senior Notes due September 1, 2021.

CAPITAL ALLOCATION


Sustaining & other
Expansion
500
375
250
125
0
($ millions)
110.4
179.5
403.2
2000
2001
2002

Capital expenditures ramped up in 2001 and 2002, reflecting the investment in Stage 3 expansion.

CAPITAL ALLOCATION FORECAST*


Sustaining & other
Expansion
800
600
400
200
0
($ millions)
705.3
712.0
241.0
2003E
2004E
2005E

In 2003, about 85% of our capital will be allocated to the Stage 3 expansion. Capital expenditures are forecast to decline in 2005 when the Stage 3 expansion is scheduled to be completed.

** Post acquisition of additional 10% Syncrude interest.*

CONSOLIDATED STATEMENTS OF TRUST ROYALTY AND DISTRIBUTABLE INCOME

For the years ended December 31 (unaudited, in thousands, except per Trust unit amounts)	2002	2001
Revenues	$ 730,103	$ 676,507
Operating expenses	(316,359)	(332,418)
Non-production expenses	(11,910)	(12,492)
Crown royalties	(7,378)	(52,540)
Administration expenses	(4,100)	(6,512)
Insurance expense	(5,745)	(4,243)
Interest expense	(48,170)	(28,074)
Large Corporations Tax and other	(5,355)	(1,852)
	331,086	238,376
Capital expenditures	(403,091)	(179,514)
Utilization of expansion financing	194,242	137,210
Site restoration costs	(1,150)	(468)
Mining reclamation trust	(2,559)	(3,096)
Interest expense payable to Trust	(1,624)	(2,640)
Reserve – future production costs	–	(34,199)
Base for Trust Royalty	$ 116,904	$ 155,669
Trust Royalty at 99%	$ 115,735	$ 154,112
Revenue earned in the Trust	1,799	3,877
Administration expenses of the Trust	(2,879)	(1,868)
Distributable income	$ 114,655	$ 156,121
Distributable income per Trust unit	$ 2.00	$ 2.75

Distributable income is a non-GAAP measurement, and therefore is unlikely to be comparable to similar measures presented by other issuers.

As a result, the maximum allowed debt to capitalization under the Senior Notes Indenture has increased to 55% from 45%. Similar amendments are being discussed with lenders in the Trust's bank facilities. These amendments aim at obtaining consistent covenant patterns for all debt of the Trust and its subsidiaries.

Subsequently, the Trust has arranged up to $560 million in committed financing facilities initially available to facilitate the acquisition of the 10% interest from EnCana, and the related 3.75% option and thereafter reducing ro $200 million to allow for future acquisitions and for general corporate purposes, including capital and operating expenditures.

In managing our financing plan, our aim is to balance long-term unitholder value with stable distributions while maintaining an investment grade credit rating during a period of large capital expansion.

Investing Activities Capital spending in 2002 rose 125% to $403.2 million compared with $179.5 million in 2001. Approximately 87% of 2002 capital expenditures were for the Stage 3 expansion. Stage 3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan, with a budgeted project cost estimated to be $1,800 million net to the Trust, based on our 31.74% interest in Syncrude. The Trust's 2003 capital expenditure budget at our 31.74% interest is estimated at $705 million, of which 85% is directed at Stage 3 expenditures. The 2003 capital budget will be financed through available cash and short-term investments, cash flow from operations, DRIP proceeds, the Trust's credit facilities, and private and public debt markets, if necessary.

Distributable Income

Distributable income is directly related to the royalty the Trust receives from the operating entities. The Trust Royalty is the net result of the operations at Syncrude, capital expenditures, administrative costs and financing costs. Management has been retaining cash in the operating companies pursuant to the Trust Royalty Agreement to help fund the Stage 3 expansion. As part of this funding philosophy, management has established a distribution of low, stable payments.

Cash distributions were $114.7 million in 2002, resulting in distributions per Trust unit of $2.00 compared with $2.75 per unit in 2001.

The Statement of Trust Royalty and Distributable Income for the years 2002 and 2001 is provided on page 37. This statement shows the calculation of the base for the Trust Royalty, which reflects the operating subsidiaries' results and is used to determine distributable income to unitholders. The Trust Royalty is paid from the operating entities to the Trust on a quarterly basis.

Risk Management

There are many financial and operational risks inherent in the oil sands business, which include, but are not limited to: commodity price, currency exchange, interest rate, capital, credit, and operational and environmental risks. We take specific measures to manage these risks as they have a direct impact on the Trust's financial results and distributable income available to unitholders.

Commodity Price Risk *Crude Oil Price Risk* Canadian Oil Sands is exposed to fluctuations in crude oil prices because our entire SSB product is sold for floating prices calculated with reference to WTI futures contracts. The price received for SSB fluctuates within a narrow differential to WTI prices. The Trust has mitigated exposure to fluctuations by entering into crude oil price contracts.

For the 12 months ended December 31, 2002, crude oil hedging losses totalled $10.7 million compared with losses of $6.4 million in 2001. The increased losses reflect the improvement in the average WTI price in 2002 to US$26.15 compared with US$25.92 in 2001.

As the forward price curve for crude oil futures continues to more fully reflect current spot prices, we are increasing our commodity hedge positions. In the fourth quarter of 2002, the Trust hedged an additional 7,000 barrels per day of our crude oil production using a combination of collars and swaps. In addition, the entire 2003 incremental production volumes from the newly acquired 10% Syncrude interest have been hedged. These new hedges will assist in protecting cash flow, which is particularly important with the recent increases in our expected capital program for the Stage 3 expansion. Approximately 62% and 21% of our production in 2003 and 2004, respectively, is now hedged to assist in protecting cash flow, and up to 50% of volumes may be hedged in 2004. Details of the crude oil hedges are more fully described in Note 14(c) of the consolidated financial statements.

Natural Gas Hedging As purchased energy costs are a significant component of our operating costs, the Trust entered into natural gas forward-purchase contracts early in 2002 to reduce the negative impact of gas price increases. For the period April 2002 to March 2003, Canadian Oil

REALIZED PRICE/WTI


realized price
WTI
40
30
20
10
0
44.53
30.26
39.63
25.92
40.54
26.15
($/bbl, before hedging, WTI in US$)
2000
2001
2002

Comparing 2002 with 2001, we recorded a gain of 2.2% in our realized price, prior to hedging, compared to the WTI price which moved only 1%. After hedging, our realized oil price in 2002 was $39.35, up 5% from last year.

UNITHOLDERS' EQUITY


1000
750
500
250
0
831.8
768.1
956.5
($ millions)
2000*
2001*
2002

Unitholders' equity rose 25% in 2002, reflecting higher earnings and proceeds from the DRIP, offset by distributions to unitholders.

** Restated for change in accounting policy on foreign currency translation.*

Sands holds a forward-purchase contract for 20,000 gigajoules per day of natural gas at an average AECO price of $3.44 per gigajoule, representing approximately 60% of our share of Syncrude's forecast consumption over this period.

As a result of the 2002 hedges, we realized natural gas hedging gains of $5.2 million, which were recorded as a reduction in 2002 operating expenses.

Foreign Currency Hedging Our results are affected by fluctuations in the U.S.-Canadian currency exchange rates as we generate revenue from oil sales based on a price benchmarked in U.S. dollars and pay interest in U.S. dollars on our U.S.-denominated debt. We have reduced our currency exchange risk by entering into contracts that fix the Trust's exchange rate in future years. We do not intend to increase our currency hedge positions and will continue to look for opportunities to unwind current positions at minimal cost. The details of these contracts are more fully described in Note 14(a) of the consolidated financial statements.

During 2002, the Trust's currency hedges reduced revenue by $10.9 million, significantly less than the $32.1 million expense in 2001. The decrease in currency hedge losses in 2002 from 2001 reflects the fact that we hedged fewer U.S. dollars in 2002—US$84.0 million in 2002, and US$176.0 million in 2001.

CRUDE OIL HEDGE POSITIONS

As at March 7, 2003	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)
2003 positions	Jan. 1 – Jan. 31		Feb. 1 – June 30		July 1 – Dec. 31		Jan. 1 – Dec. 31 yearly average	
Put purchase	1,000	24.00	1,000	24.00	1,000	24.00	1,000	24.00
Costless collar*	3,000	25.00	3,000	25.00	–	–	1,488	25.00
Swap	19,000	23.64	44,000	26.82	47,000	26.63	43,389	26.46
Total hedge position	23,000	23.84	48,000	26.65	48,000	26.58	45,877	26.36
2004 positions	Jan. 1 – Jan. 31		Feb. 1 – June 30		July 1 – Dec. 31		Jan. 1 – Dec. 31 yearly average	
Total hedge position	16,000	23.72	16,000	23.72	16,000	23.72	16,000	23.72

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 3,000 bbls/day at US$29/bbl for the period Jan. 1 – June 30.*

Accounting for the settlement of currency exchange contracts deferred the recognition of a $5.1 million gain in 2002 related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $16.5 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

On December 27, 2002, a foreign exchange counterparty exercised its outstanding option to purchase an additional US$5 million per quarter from the Trust at a rate of US$0.692 over the period January 1, 2003, to December 31, 2007.

Interest Rate Risk Interest rates have an impact on Canadian Oil Sands in periods when we draw on our credit facilities, which bear interest at floating rates based on bankers' acceptance rates. The $480 million credit facilities were undrawn during 2002 and 2001.

To reduce the carrying costs of the 7.625% US$70 million Senior Notes issued in 1997, Canadian Oil Sands entered into interest rate exchange contracts. Through a series of contracts with two counterparties, the 7.625% interest obligation was exchanged for a 5.95% fixed rate U.S. dollar payment for the remaining term of the notes. The net interest payments on the 7.625% Senior Notes were reduced by $1.8 million in 2002 and 2001. Further details of our interest rate hedging are in Note 14(b) of the consolidated financial statements.

Capital Risk As Syncrude progresses with the Stage 3 expansion, Canadian Oil Sands is exposed to capital availability risks associated with the funding requirements for our 31.74% interest. The Trust has minimized this risk by accessing diverse funding sources. Cash flow from operations underpins our capital investment and is a significant source of funding available to us, supplemented by existing credit facilities, available cash and short-term investments and proceeds from the DRIP. In addition, as the Trust grows, its ability to access public debt and equity markets in both Canada and the United States should be enhanced.

Credit Risk Canadian Oil Sands has mitigated its exposure to credit risk under financial instruments such as commodity derivatives and foreign exchange contracts by selecting counterparties of high credit quality. As a result, the Trust has not been impacted by the recent financial difficulties that have plagued some energy trading companies.

Operational Risk As a partner in Syncrude, Canadian Oil Sands benefits from operational risk management programs implemented by the joint venture. From an operations perspective, sustained, safe and reliable operations are the key to achieving targets for production and operating costs. Major incidents or unscheduled maintenance outages may curtail production and result in significant increases to operating costs.

We also manage our exposure to operational risks by maintaining appropriate levels of insurance. The Trust has purchased $930 million of business interruption and start-up delay insurance to protect cash flow in the event Syncrude experiences an extreme loss in operations. Canadian Oil Sands also maintains physical loss insurance to protect against property damages Syncrude may encounter, and 'course of construction' insurance coverage as part of the Stage 3 expansion.

Environmental Risk In the oil sands mining industry, the Trust is exposed to the risk of the impact of Syncrude's operations on the environment. Mitigating this risk, Syncrude remains committed to its objectives for operational, environmental and social excellence. Stage 3 of the Syncrude 21 expansion, which is well underway, will incorporate technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to meet higher specifications for environmental and product quality. As a result, downstream refineries, in producing products such as gasoline and diesel, will use significantly less energy than is required by lower grades of crude oil, while affording a higher value for SSB.

In Stage 3, SO_2 will be captured from the flue gas for use in ammonium sulphate production, an additional marketable commodity, and total SO_2 emissions are expected to be reduced 20%, despite a 40% increase in crude oil production. Emissions of CO_2 should also drop approximately 12% per barrel.

The risks associated with the Kyoto Protocol's impact on the Trust and its business are outlined in the 2003 Outlook section of this MD&A.

Syncrude produces and stores significant amounts of sulphur in a sulphur block at its plant site as there is presently no market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of SSB. However, the Trust, through its interest in Syncrude, is exploring the ability to have long-term under-

AVERAGE DAILY SALES


80
60
40
20
0
(mbbls)
48.5
49.8
72.0
2001
2002
2003E*

Optimization of the Stage 2 expansion led to steady gains in production. We expect the next significant step-up in 2005, following completion of the Stage 3 expansion, when production is expected to average approximately 111,000 bbls/d (reflecting our 31.74% interest).
** Post acquisition of additional 10% Syncrude interest, effective February 1, 2003.*

HEDGED OIL PRODUCTION


80
60
40
20
0
(% of total)
18
32
62
2001
2002
2003E*

As current spot prices are more fully reflected in crude oil futures, we have hedged more of our production. Our increased hedges will help protect our cash flow, which is important given our capital requirements for the Stage 3 expansion.
** Post acquisition of additional 10% Syncrude interest.*

ground sulphur blocks. Initial information indicates that this is a viable and environmentally friendly solution for dealing with the excess sulphur.

Mining Reclamation In 2002, Canadian Oil Sands contributed $2.6 million, including earned interest, to our reclamation trust accounts. In 2001, we contributed $3.1 million, reflecting an adjustment to the $0.13 per barrel rate from the previously contributed $0.12 per barrel. We anticipate that these contributions, along with accumulating interest, will be sufficient to pay our 21.74% share of the Syncrude Joint Venture's anticipated environmental and reclamation costs. The 10% interest in Syncrude being acquired by Canadian Oil Sands currently does not have a mining reclamation trust account. As a result, there is an unfunded liability in respect of past production related to this 10% interest. Management intends to establish such an account for the acquired interest to provide for the environmental and reclamation liabilities associated with the additional 10% interest such that any future production has a fund for potential environmental and reclamation costs. The funding requirements of the reclamation trusts are more fully described in Note 18 of the consolidated financial statements.

2003 OUTLOOK

Canadian Oil Sands is forecasting Syncrude will ship 85 million barrels of Syncrude Sweet Blend in 2003, equivalent to approximately 27 million barrels for the Trust, or an average of 74,000 barrels per day at our 31.74% interest. The production outlook incorporates the scheduled turnaround of one coker late in March, during which some initial work to facilitate the tie-in of the upgrader expansion for Stage 3 also is scheduled to be performed. As planned and per the Trust's 2003 budget, the impact of this maintenance work on the Trust's results is expected to occur in the first half of the year. Reflecting the increase in natural gas prices during the latter half of 2002, we estimate our operating cost will average $16.50 to $17.50 per barrel in 2003, which includes purchased energy costs of $2.50 to $3.25 per barrel.

Crude oil prices spiked significantly late in 2002, driven by the general strike in Venezuela which has curtailed its crude oil exports, and the tension in the Middle East with the potential for a U.S.-led war against Iraq. These events have contributed to a premium on the price of crude oil that we anticipate will erode during 2003. OPEC has also pledged to increase volumes to maintain its stated range of US$22 to US$28 per barrel for world oil prices. Given these elements, the Trust is forecasting oil prices to average US$24 per barrel WTI in 2003 and natural gas prices to average $5 per gigajoule. Our 2003 forecast for the U.S./Canadian currency exchange rate is US$0.65.

The Trust has hedged approximately 62% of its 2003 crude oil production at approximately US$26.36 per barrel and approximately 60% of its natural gas requirements at $3.44 per gigajoule from April 1, 2002, to March 30, 2003. Canadian Oil Sands may hedge additional oil and natural gas volumes for 2003 and 2004 to manage the cash flow risk related to funding the Stage 3 capital program. The Trust's hedge positions are outlined in the Risk Management section of this MD&A.

EnCana continues to market all of the Trust's production at commercial rates under the terms of our Marketing Services Agreement.

We anticipate a capital budget of $705 million in 2003, of which $599 million will be directed to the Stage 3 expansion. The total estimated cost for the Stage 3 expansion is $5,670 million, or $1,800 million net to the Trust. By the end of 2003, we expect the second Aurora train to be in operation.

As a partner in the Syncrude Joint Venture, Canadian Oil Sands is responsible for funding its share of Syncrude's registered pension plan. At December 31, 2002, there is a significant plan deficit associated with Syncrude's registered pension plan. The amount of the registered pension plan deficit for accounting purposes is approximately $60 million, net to the Trust and before unamortized balances are considered, which will differ from the actuarial plan deficit because of differences in assumptions used by Syncrude management and those used by the actuaries. Syncrude's current funding requirements, based on the last actuarial valuation done in 2001, are approximately 7% of employees' pensionable earnings. The next valuation is required in 2004 at which time Syncrude and management of the Trust anticipate the valuation to show a deficit, resulting in increased funding requirements. The funding amounts and the period over which the funding will be required by Canadian Oil Sands will not be known until the next valuation is completed, and will depend on the significance of the plan deficit. Syncrude management and the joint venture owners expect there will be a deficit as a result of the recent overall decline in the equity markets as a large portion of the plan assets are in the form of equities. As additional funding is required, Canadian Oil Sands' pension liability will be reduced by its share of the required cash funding, and no additional pension expense will be recorded related to the funding. Syncrude also has a supplemental pension plan which Canadian Oil Sands funds its share of as it deems appropriate.

Sensitivity

The sensitivity table below estimates the impact that changes to operating costs, commodity prices, production levels and exchange rates may have on the Trust's financial results.

The Kyoto Protocol

The federal government has provided some parameters for implementing the Kyoto Protocol. The targets for emission intensity reduction have been capped at 15%, and the cost of a carbon credit has been limited to $15 per tonne. These parameters have enabled Canadian Oil Sands to provide an initial estimated cost impact of $0.22 to $0.30 per barrel from 2008 to 2012 on Syncrude's operating costs to implement the Kyoto Protocol. However, we caution investors that numerous uncertainties regarding details of the Protocol's implementation remain that make it difficult to ascertain the cost estimate, including third-party costs related to the Protocol from Syncrude's suppliers of goods and services. We are continuing to work through industry associations and directly with the Alberta provincial and federal governments to develop a cost-effective plan to reduce greenhouse gas emissions.

2003 SENSITIVITY ANALYSIS

		Change in Cash Flow		Change in Net Income	
	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Operating cost decrease	Cdn$1.00/bbl	27.6	0.34	27.6	0.34
WTI crude oil price increase	US$1.00/bbl	15.8	0.20	15.8	0.20
Syncrude production increase	1 million bbls	11.4	0.14	10.6	0.13
Canadian dollar weakening	US$0.01/Cdn$	13.9	0.17	4.4	0.06
AECO natural gas price decrease	Cdn$0.50/mcf	6.9	0.09	6.9	0.09

MANAGEMENT'S REPORT

Management is responsible for the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgements and estimates. The financial and operating information included in this annual report is consistent with that contained in the consolidated financial statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting and internal controls are maintained to provide reasonable assurance that financial information is reliable and accurate, and that assets are adequately safeguarded.

External auditors, appointed by the unitholders, have independently examined the consolidated financial statements and conducted a review of accounting and internal controls to the extent required under Canadian generally accepted auditing standards. They have performed such tests as they deemed necessary to enable them to express an opinion on these financial statements.

The Board of Directors has appointed a four-person Audit Committee, consisting of directors who are neither employees nor officers of the Trust and all of whom are non-related. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of the Trust's external auditors, who are elected annually by the Trust's unitholders. The Audit Committee has reviewed the financial statements and the contents of the annual report with management and the external auditors. The Board of Directors has approved the consolidated financial statements and the management's discussion and analysis on the recommendation of the Audit Committee.

Marcel R. Coutu
President & Chief Executive Officer
January 23, 2003

AUDITORS' REPORT

TO THE UNITHOLDERS OF CANADIAN OIL SANDS TRUST We have audited the consolidated balance sheets of Canadian Oil Sands Trust as at December 31, 2002 and 2001 and the consolidated statements of income and unitholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants, Calgary, Alberta
January 23, 2003, except as to Note 21,
which is as of February 3, 2003

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ thousands)	2002	2001 Restated See Note 3
Assets		
Current assets		
Cash and short-term investments	$ 229,970	$ 357,313
Accounts receivable	93,444	60,754
Inventories (Note 5)	26,132	26,191
Prepaid expenses	4,547	3,927
	354,093	448,185
Capital assets, net (Note 6)	1,470,671	1,119,462
Other assets		
Reclamation trust (Note 18)	12,878	10,319
Deferred financing charges, net	12,759	11,413
	25,637	21,732
	$1,850,401	$1,589,379
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 169,279	$ 98,249
Unit distribution payable	28,843	28,390
Current portion of other liabilities (Note 7)	2,740	3,105
	200,862	129,744
Other liabilities (Note 7)	22,013	19,086
Long-term debt (Note 9)	622,283	626,348
Future reclamation and site restoration costs (Note 18)	32,237	30,290
Deferred currency hedging gains (Note 10)	16,505	11,446
Preferred shares (Note 11)	–	4,400
	893,900	821,314
Unitholders' equity (Note 12)	956,501	768,065
	$1,850,401	$1,589,379

Commitments and Contingencies (Note 19).
See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

Director　　　　Wayne Newhouse

Director

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

For the years ended December 31 ($ thousands, except per Trust unit amounts)	2002	2001 Restated See Note 3
Revenues		
Syncrude Sweet Blend	$ 715,302	$ 663,053
Interest and other income	9,917	8,267
	725,219	671,320
Expenses		
Operating	316,359	332,418
Non-production	11,910	12,492
Crown royalties (Note 15)	7,378	52,540
Administration	7,355	8,381
Insurance	5,812	4,243
Interest	48,654	28,593
Depletion and depreciation	55,091	60,451
Foreign exchange loss (gain)	(2,956)	23,538
Income and Large Corporations Tax (Note 16)	5,413	1,852
Dividends on preferred shares of subsidiaries	275	420
	455,291	524,928
Net income	$ 269,928	$ 146,392
Unitholders' equity, beginning of year		
As previously reported	$ 804,951	$ 845,647
Prior period adjustment (Note 3)	(36,886)	(13,844)
As restated	768,065	831,803
Net income	269,928	146,392
Issue of Trust units (Note 12)	33,163	764
Merger costs (Note 4)	–	(39,898)
Special distribution to unitholders	–	(14,875)
Unitholder distributions	(114,655)	(156,121)
Unitholders' equity, end of year	$ 956,501	$ 768,065
Weighted-average Trust units	57,182	56,765
Trust units, end of period	57,684	56,779
Net income per Trust unit		
Basic and Diluted	$ 4.72	$ 2.58

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ thousands)	2002	2001 Restated See Note 3
Cash provided by (used in)		
Operating activities		
Net income	$ 269,928	$ 146,392
Items not requiring an outlay of cash	51,900	86,318
Funds from operations	321,828	232,710
Site restoration costs	(1,150)	(468)
Net change in deferred items	5,766	(5,334)
Change in non-cash working capital	29,321	18,602
	355,765	245,510
Financing activities		
Issuance of long-term debt (Note 9)	–	385,250
Unitholder distributions	(114,655)	(156,121)
Merger costs (Note 4)	–	(39,898)
Issue of Trust units (Note 12)	33,163	764
Special distribution to unitholders	–	(14,875)
Redemption of preferred shares (Note 11)	(4,400)	–
Change in non-cash working capital	453	(17,560)
	(85,439)	157,560
Investing activities		
Capital expenditures	(403,203)	(179,514)
Reclamation trust	(2,559)	(3,096)
Change in non-cash working capital	8,093	34,062
	(397,669)	(148,548)
Increase (decrease) in cash during year	(127,343)	254,522
Cash, beginning of year	357,313	102,791
Cash, end of year	$ 229,970	$ 357,313
Supplemental information		
Taxes paid	$ 1,507	$ 1,493
Interest charges paid	$ 50,519	$ 16,779

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tabular amounts expressed in thousands of dollars, except where otherwise noted.

1 STRUCTURE OF CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust (the Trust) is an open-ended investment trust formed under the laws of the Province of Alberta. The Trust began operations November 30, 1995, when an operating subsidiary company, Athabasca Oil Sands Investments Inc. (AOSII), acquired an 11.74% interest in a joint venture (the Working Interest) involved in the mining and upgrading of bitumen from oil sands in northern Alberta (the Syncrude Joint Venture). On June 20, 1996, the Trust's other operating subsidiary company, Canadian Oil Sands Investments Inc. (COSII) acquired a 10% interest in the Syncrude Joint Venture.

The Working Interests acquired by the operating subsidiaries are subject to a royalty interest held by the Trust equal to 99% of the revenues from the sale of the Working Interests' share of production, less certain defined costs and debt repayments incurred by the operating subsidiaries (the Trust Royalty).

At December 31, 2002, Canadian Oil Sands Trust had a third subsidiary, Canadian Oil Sands Limited (COSL). COSL was incorporated in August 2001 and held the direct investment in AOSII and COSII. Effective January 1, 2003, the Trust's subsidiaries, COSL, AOSII and COSII, were amalgamated. The amalgamated entity has been continued as Canadian Oil Sands Limited. The amalgamation was completed to facilitate a more efficient corporate structure.

2 SUMMARY OF ACCOUNTING POLICIES

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Trust and its subsidiaries, COSL, AOSII and COSII (collectively, Canadian Oil Sands). The activities of the Syncrude Joint Venture are conducted jointly with others and, accordingly, these financial statements reflect only the consolidated proportionate interest in such activities, which include the production, operating costs, capital expenditures, accounts receivable, inventories, other liabilities and associated amounts payable. Substantially all other activities and balances in these financial statements, including sales, are applicable directly to the activities of the Trust and its subsidiaries.

Cash and short-term investments

Investments with maturities of less than three months are considered to be cash equivalents and are recorded at cost, which approximates market value.

Capital assets

Property, Plant and Equipment Property, plant and equipment assets are recorded at cost and include the costs of acquiring the Working Interests, initial issuing costs of the Trust units and subsequent additions to property, plant and equipment. Repairs and maintenance costs are expensed in the period incurred. Proceeds from the sale of plant and equipment are normally deducted from the capital base without recognition of a gain or loss.

Property, plant and equipment are amortized on the unit-of-production method based on estimated proven reserves at existing mine sites limited by the permit life and current plant capacity of the Syncrude Joint Venture. For purposes of the depletion and depreciation provision, capital costs include the acquisition and additional capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proven reserves.

Other capital assets Other capital assets are recorded at cost and include primarily leasehold improvements, office furniture and computer equipment. Depreciation is provided for using the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Inventories

Inventories of intermediate products of Syncrude Sweet Blend (SSB) are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Future reclamation and site restoration costs

Estimated future reclamation and site restoration costs are provided for on the unit-of-production method based on estimated proven reserves. Actual costs are charged against the accumulated provision when incurred.

Financial instruments

Canadian Oil Sands enters into foreign currency exchange rate, crude oil and natural gas price contracts to hedge fluctuations in exchange rates, and the prices of crude oil and natural gas. Gains and losses on forward contracts are deferred and recognized as a component of the related transaction.

Canadian Oil Sands has also entered into interest rate swap agreements to manage its interest rate risk. The gains and losses arising from these instruments are included in interest expense.

Revenues

Revenues from the sale of SSB are recorded at the plant gate and are net of marketing fees paid to EnCana Corporation (EnCana) (Note 19(a)), pipeline tariffs, and hedging gains and losses from foreign currency exchange rates and crude oil price contracts.

Employee future benefits

Canadian Oil Sands accrues its obligations under Syncrude's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Syncrude management's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees (EARSL) at the date of amendment. The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL (Note 7(c)).

Stock-based compensation

No costs will be recognized in the financial statements for unit options granted to employees and directors. The impact on compensation costs, had the fair value method been used, is disclosed on a pro forma basis. As a partner in the Syncrude Joint Venture, the Trust also shares in Syncrude's stock-based compensation program. Syncrude's plan has incentive share units which require settlement by cash payments. During the vesting period, compensation expense is recognized using the graded vesting approach when the value of the incentive share units exceeds the award value. The change in value of the fully vested units is recognized in compensation expense in the year the change occurs.

Measurement uncertainty

The preparation of the consolidated financial statements under Canadian generally accepted accounting principles requires management personnel to make estimates and assumptions based on their best estimate and judgment. Judgments and estimates relating to depreciation, depletion, and future site reclamation costs are based on reserve engineering studies and environmental studies which, by their nature, are subject to uncertainty in measurement.

3 CHANGE IN ACCOUNTING POLICIES

a) Foreign currency exchange gains and losses

Effective January 1, 2002, the Trust adopted the new requirements of the Canadian Institute of Chartered Accountants (CICA) regarding accounting for foreign currency exchange gains and losses. Under the new requirements, unrealized exchange gains and losses related to foreign currency denominated monetary assets and liabilities must be recognized in income immediately. Prior to the adoption of these requirements, the unrealized exchange gains and losses were deferred and amortized over the life of the asset or liability.

The requirements have been adopted retroactively, with restatement of prior years' balances. The impact on the comparative balances was a decrease to other assets of $36.9 million, a decrease to net income of $23.1 million and a decrease to opening retained earnings of $13.8 million. In 2002, opening retained earnings were decreased $36.9 million, but net income increased $4.1 million. The impact on net income in prior years is comprised of the recognition of exchange losses on long-term debt, offset by the add-back of amortization of the unrealized foreign exchange losses previously recorded under the former accounting policy. These impacts are reflected in the Trust's other income, depletion and depreciation expense, and foreign exchange gains and losses sections of the income statement.

b) Stock-based compensation

Effective January 1, 2002, the CICA introduced new requirements on accounting for stock-based compensation, which apply to new unit options granted on or after January 1, 2002. The Trust has prospectively adopted the standard. No costs will be recognized in the financial statements for unit options granted to employees and directors. The impact on compensation costs, had the fair value method been used, is disclosed on a pro forma basis in Note 13(a) to the consolidated financial statements.

4 BUSINESS COMBINATION

Effective July 5, 2001, Athabasca Oil Sands Trust (AOST) and Canadian Oil Sands Trust (COST) merged. Each of the trusts held a royalty over the working interest percentage in the Syncrude Joint Venture owned in its subsidiary operating company, AOSII and COSII, respectively. As part of the transaction, every unitholder in COST received units in AOST on a one-for-one basis. The merged entity was then renamed Canadian Oil Sands Trust.

Approximately 52% of the units in the Trust were held by former AOST unitholders at the time of the transaction. Athabasca contributed assets of $611 million and liabilities of $250 million and COST contributed assets of $637 million and liabilities of $209 million.

The business combination has been treated as a pooling of interests. As such the assets and liabilities reflect the combined values recorded by the two individual entities, after adjustments to conform the accounting policies. The costs to effect the combination, totalling $39.9 million, have been recorded as a charge to 2001 unitholders' equity in the consolidated results of the combined entity.

5 INVENTORIES

	2002	2001
Material and supplies	$ 23,693	$ 22,215
Product	2,439	3,976
	$ 26,132	$ 26,191

6 CAPITAL ASSETS

	Cost	Accumulated Depreciation and Depletion	Net Book Value
December 31, 2002			
Property, plant and equipment	$ 1,844,067	$ 374,051	$1,470,016
Other capital assets	679	24	655
	$ 1,844,746	$ 374,075	$1,470,671
December 31, 2001			
Property, plant and equipment	$1,441,543	$ 322,081	$1,119,642
Other capital assets	–	–	–
	$ 1,441,543	$ 322,081	$ 1,119,642

Depreciation and depletion expense was $52.0 million in 2002 (2001 – $57.4 million). Total Stage 3 expansion expenditures of approximately $110 million were excluded from the 2002 depreciable net asset base, and approximately $460 million will be excluded from the 2003 depreciable net asset base.

7 OTHER LIABILITIES

	2002	2001
Energy Sales Agreement and other (a)	$ 2,387	$ 5,529
Deferred payments on mineral lease acquisitions (b)	1,957	1,957
Employee future benefits (c)	20,409	14,705
	24,753	22,191
Less estimated current portion	(2,740)	(3,105)
	$ 22,013	$ 19,086

a) Energy Sales Agreement and other

Under the terms of an Energy Sales Agreement covering power purchases from a plant that provides electrical energy and steam to the Syncrude Joint Venture, a remaining cost of service fee of $0.7 million is payable by Canadian Oil Sands in equal monthly instalments until March 31, 2003. Effective January 1, 2001, Syncrude acquired the utilities plant for $39.4 million, Canadian Oil Sands' share at 21.74% being $8.6 million. The cost of service liability was transferred from the utility plant owner to a financial institution.

b) Deferred payments on mineral lease acquisitions

Canadian Oil Sands, as an owner of the Syncrude Joint Venture, has entered into agreements to purchase oil sands leases, for which the final payment of approximately $2 million is due in 2003.

c) Employee future benefits

Syncrude Canada Ltd., the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits to most of its employees.

Canadian Oil Sands' 21.74% share of the total expense for Syncrude's defined contribution plans for each of 2002 and 2001 was $0.9 million.

Canadian Oil Sands' 21.74% share of Syncrude's defined benefit plan is as follows:

	Pension Benefit Plan		Other Benefit Plans	
	2002	2001	**2002**	2001
Accrued benefit obligation				
Balance – Beginning of year	**$ 172,074**	$ 148,124	**$ 17,102**	$ 13,702
Current service cost	**7,498**	5,893	**499**	415
Interest cost	**11,235**	10,442	**1,103**	970
Benefits paid	**(5,869)**	(5,838)	**(812)**	(674)
Actuarial loss	**–**	11,946	**–**	2,689
Prior service costs	**–**	1,507	**–**	–
Balance – End of year	**184,938**	172,074	**17,892**	17,102
Plan assets				
Fair value – Beginning of year	**$ 121,915**	$ 129,719	**$ –**	$ –
Annual return on plan assets	**(9,951)**	(7,040)	**–**	–
Employer contributions	**5,257**	5,346	**–**	–
Plan costs	**(483)**	(507)	**–**	–
Benefits paid	**(5,623)**	(5,603)	**–**	–
Fair value – End of year	**111,115**	121,915	**–**	–
Funded status – Plan deficit	**(73,823)**	(50,159)	**(17,892)**	(17,102)
Unamortized net actuarial loss[1]	**66,733**	47,732	**3,038**	3,149
Unamortized past service costs[1]	**1,535**	1,675	**–**	–
Accrued benefit liability	**$ (5,555)**	$ (752)	**$ (14,854)**	$ (13,953)

[1] *Amortized over the expected average remaining service lives of employees covered by the plan, generally 13.0 years.*

The significant actuarial assumptions adopted in measuring Syncrude's accrued benefit obligations are as follows:

	Pension Benefit Plan		Other Benefit Plans	
	2002	2001	**2002**	2001
Discount rate – Beginning of year	**6.5%**	7.0%	**6.5%**	7.0%
Discount rate – End of year	**6.5%**	6.5%	**6.5%**	6.5%
Long-term rate of return on plan assets	**9.0%**	9.0%	**9.0%**	9.0%
Rate of increase in compensation levels	**4.0%**	4.0%	**4.0%**	4.0%

For measurement purposes, a 10% annual rate of increase in the cost of supplemental health care benefits was assumed for 2002 and the next three years, and 5.5% thereafter. In addition, annual rate increases of 3% in Alberta health care premiums and 4% in dental rates were used.

Canadian Oil Sands' 21.74% share of Syncrude's net defined benefit plan expense for the year is as follows:

	Pension Benefit Plan		Other Benefit Plans	
	2002	2001	2002	2001
Current service cost	$ 7,498	$ 5,893	$ 499	$ 415
Interest cost	11,235	10,442	1,103	970
Expected return on plan assets	(10,975)	(11,661)	–	–
Amortization of net actuarial loss	2,374	199	111	–
Amortization of past service	139	131	–	–
Net defined benefit plan expense	$ 10,271	$ 5,004	$ 1,713	$ 1,385

8 BANK CREDIT FACILITIES

Canadian Oil Sands has unsecured bank lines of credit totalling $480 million. As at December 31, 2002, no amounts were drawn.

	Credit Facility
Extendible revolving term facility – COSII (a)	$ 20,000
Extendible revolving term facility – AOSII (b)	20,000
Credit facility – COSII (c)	195,000
Credit facility – AOSII (d)	245,000
	$ 480,000

a) The $20 million extendible revolving term facility with COSII enables funds to be borrowed, repaid and reborrowed with any such borrowings maturing on July 3, 2003. The term of this facility may be extended on an annual basis with the agreement of the bank.

b) The $20 million extendible revolving term facility with AOSII enables funds to be borrowed, repaid and reborrowed with any such borrowings maturing on August 22, 2003. The term of this facility may be extended on an annual basis with the agreement of the bank.

c) The $195 million facility with COSII consists of $65 million that is a 364-day extendible tranche convertible to a two-year term loan, and a $130 million three-year extendible revolving credit tranche.

d) The $245 million facility with AOSII consists of $81.7 million that is a 364-day extendible tranche convertible to a two-year term loan, and a $163.3 million three-year extendible revolving credit tranche.

These credit agreements contain covenants which restrict Canadian Oil Sands' ability to sell assets or engage in activities other than the ownership of oil sands assets. In addition, Canadian Oil Sands has agreed to maintain its funded debt-to-total-capitalization ratio at an amount less than 0.45 to 1.0 and to not make distributions to unitholders if its funded debt is greater than 3.5 times its earnings before interest, taxes, depreciation and amortization, and Trust Royalty payments on a four-quarter rolling basis.

9 LONG-TERM DEBT

	2002	2001
7.625% Senior Notes due May 15, 2007 (a)	$ 110,572	$ 110,425
7.9% Senior Notes due September 1, 2021 (b)	394,900	398,150
8.2% Senior Notes due April 1, 2027 (c)	116,811	117,773
	$ 622,283	$ 626,348

a) 7.625% Senior Notes

On May 20, 1997, COSII issued US$70 million of 7.625% Senior Notes, maturing May 15, 2007. These notes are senior unsecured obligations of COSII ranking pari passu with all other senior unsecured and unsubordinated indebtedness of COSII. There are certain covenants under the indenture, including limitations on debt, sale of assets and granting liens or other security interests. After giving effect to the interest rate swap agreements (Note 14b) and exchange rate fluctuations, the effective interest rate on the 7.625% Senior Notes was 5.9% in 2002 compared with 6.1% in 2001. Interest is payable on the notes semi-annually on May 15 and November 15.

b) 7.9% Senior Notes

On August 24, 2001, Canadian Oil Sands Limited issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. The notes are unsecured obligations of Canadian Oil Sands Limited and rank pari passu with all other unsecured and unsubordinated indebtedness. There are certain covenants under the indenture, including limitations on debt, sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on March 1 and September 1.

c) 8.2% Senior Notes

On April 4, 1997, AOSII issued US$75 million of 8.2% Senior Notes maturing April 1, 2027, and retired US$1.05 million during 2000. These notes are senior unsecured obligations of AOSII, rank pari passu with all other senior unsecured and unsubordinated obligations. There are certain covenants under the indenture, including limitations on debt, sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on April 1 and October 1.

10 DEFERRED CURRENCY HEDGING GAINS

Canadian Oil Sands is exposed to fluctuations in the U.S.-Canadian currency exchange rate. In 1996, Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999, Canadian Oil Sands unwound various positions resulting in a gain. For accounting purposes, the gain will be recognized as revenue over the period 2006 to 2016, which is when the hedging contracts would have expired had they not been unwound (Note 14(a)). During 2002, Canadian Oil Sands received payments totalling $5.1 million (2001 – $4.8 million) related to the unrecognized gain resulting in a cumulative deferral of $16.5 million in currency hedging gains.

11 PREFERRED SHARES

On October 31, 2002, in conjunction with the termination of the Administrative Services Agreement with EnCana, COSII and AOSII redeemed the preferred shares held by EnCana (formerly PanCanadian Energy Corporation). At the option of Canadian Oil Sands, the 2,000 shares were redeemed at the retraction amount of approximately $4.5 million, the amount of capital paid for the shares when they were issued, plus the accrued unpaid dividends.

Prior to the redemption, COSII had issued 1,000 preferred shares for an aggregate consideration of $2.0 million. EnCana held the shares and was entitled to a cumulative annual dividend, payable quarterly, of 7.5% of the issue price of the shares. AOSII had issued 1,000 preferred shares for an aggregate consideration of $2.4 million. Conoco Canada Resources Limited (Conoco, formerly Gulf Canada Resources Limited) held the shares and was entitled to receive a cumulative annual dividend, payable quarterly, of 7.5% of the issue price of the shares (15% prior to July 5, 2001). On July 5, 2001, EnCana purchased Conoco's preferred shares of AOSII for an aggregate consideration of $2.4 million.

12 UNITHOLDERS' EQUITY

	2002	2001
Unitholders' capital (a)	$ 708,901	$ 675,738
Accumulated earnings	919,523	686,481
Prior-period adjustment (Note 3)	–	(36,886)
Accumulated unitholder distributions	(671,923)	(557,268)
	$ 956,501	$ 768,065

a) Unitholders' capital

A maximum of 500,000,000 Trust units have been created for issuance pursuant to the Trust Indenture. The Trust units represent a beneficial interest in the Trust. All Trust units share equally in all distributions from the Trust and carry equal voting rights. No conversion, retraction or pre-emptive rights are attached to the Trust units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the Trust units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

The following table summarizes the Trust units that have been issued for cash proceeds:

Date	Net Proceeds (Per Trust Unit)	Number of Trust Units (in thousands)	Net Proceeds (in thousands)
Balance, January 1, 2001		56,750	$ 714,872
June 29, 2001	$ 26.34	29	764
Less merger costs in 2001 (Note 4)	–	–	(39,898)
Balance, December 31, 2001		56,779	675,738
February 28, 2002	$ 36.28	168	6,108
May 31, 2002	$ 39.12	262	10,263
August 30, 2002	$ 36.88	258	9,514
November 29, 2002	$ 33.52	217	7,278
Balance, December 31, 2002		57,684	$ 708,901

The Trust has a unitholder Rights Plan (the Rights Plan) designed to provide the Trust and its unitholders with sufficient time to explore and develop alternatives for maximizing unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each Trust unit outstanding, and one right is attached to each Trust unit subsequently issued. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20% or more of the Trust units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Trust units at a 50% discount to the market price.

The Trust Unit Incentive Plan owned by the former COST was terminated when the trusts merged in July 2001. All outstanding granted rights were exercised and resulted in the issuance of 29,000 Trust units for

$0.8 million and payments of approximately $0.6 million. The cash payments have been included in administrative expenses in 2001.

b) Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

On January 23, 2002, the Trust announced that it received regulatory approval in Canada for a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). Eligible unitholders may participate in the DRIP for the quarterly distributions payable, subject to enrolment and certain other conditions. The DRIP allows eligible unitholders to direct their distributions to the purchase of additional units at 95% of the average market price as defined in the DRIP. The DRIP also provides an alternative whereby eligible unitholders may, under the premium distribution component, have their distributions invested in new units and exchanged through the Plan broker for a premium distribution equal to up to 102% of the amount that the other unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, unitholders may participate in optional cash payments if they have participated in either of the premium distribution or distribution reinvestment components of the DRIP. Optional cash payments enable unitholders to purchase further units by directly investing additional amounts.

Since January 2002 when the DRIP began, 905,780 Trust units have been issued for proceeds of $33.2 million.

13 STOCK-BASED COMPENSATION

In April 2002, the unitholders of Canadian Oil Sands approved two stock-based compensation plans as described in this Note. Also included in Canadian Oil Sands' consideration of stock-based compensation is the stock-based compensation plan that Syncrude adopted in 2002.

a) Canadian Oil Sands' Unit Option and Distribution Equivalent Plan

The Trust's Unit Option and Distribution Equivalent Plan (the Incentive Plan) authorizes the granting of options to purchase Trust units and also authorizes the issuance of two series of Preferred Shares of Canadian Oil Sands Limited, a subsidiary of the Trust. The Series 1 Preferred Shares compensates optionholders for distributions granted on units underlying the options while the options remain unvested. The Series 2 Preferred Shares compensates unitholders for distributions granted on units underlying the options after the options have vested, but before they are exercised by the optionholder.

Under the terms of the Incentive Plan, the Trust has reserved a maximum of 1,000,000 Trust units for issuance from treasury, with 700,000 reserved for options, and 300,000 reserved for entitlements under the Preferred Shares issue. The options are exercisable after three years, with one-third vesting each year, and expire seven years from the grant date. The exercise price equalled the market price at the grant date.

Date	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2002	–	$ –
Granted	256,000	$ 38.67
Outstanding at December 31, 2002	256,000	$ 38.67
Exercisable at December 31, 2002	–	$ –

** At December 31, 2002, there have been no Preferred Shares issued under the Incentive Plan.*

The range of exercise prices of the Trust unit options granted is $34.73 to $40.61 per unit.

No compensation costs have been recognized in the financial statements for unit options granted. The following table provides the pro forma impact on the Trust's earnings had the unit options been recognized as compensation costs based on the fair values at the grant date for the options vested in the period.

	2002
Compensation costs	$ 244
Net income	
As reported	$ 269,928
Pro forma	$ 269,684
Net income per Trust unit	
Basic	
As reported	$ 4.72
Pro forma	$ 4.72
Diluted	
As reported	$ 4.72
Pro forma	$ 4.72

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions for the year ended December 31, 2002:

Risk-free interest rate (%)	4.60
Expected life (years)	5.00
Expected volatility (%)	27.00
Expected distribution per Trust unit ($)	2.00

b) Canadian Oil Sands' Senior Employee Unit Purchase Plan

Canadian Oil Sands' Senior Employee Unit Purchase Plan (the Purchase Plan) enables senior employees of Canadian Oil Sands to subscribe for one Series 3 Preferred Share for every two-and-one-half Trust units they hold. The Preferred Shares vest after three years, at which time the holder is paid the equivalent value of a unit had it been received the day the Preferred Share was issued, plus any distributions declared by the Trust and any changes in market value during the three-year period.

Under the terms of the Purchase Plan, the Trust has reserved a maximum of 55,000 Trust units for issuance from treasury. At December 31, 2002, there have been no grants made under the Purchase Plan.

c) Syncrude Incentive Share Units Plan

Syncrude implemented a stock-based compensation plan during 2002 which awarded incentive share units to certain employees. The units have value if the composite value of the weighted-average stock price of 60% of Canadian Oil Sands Trust units and 40% of various other partners' shares at the time of exercise by Syncrude employees exceeds the issue price of the awards. The units vest based on a graded vesting schedule; after the first year of issuance, 50% of the units are exercisable, 25% the following year and 25% after year three. If the awards are exercised, they will be settled in cash. They expire after seven years from the date of issue.

In 2002, a total of 249,100 incentive share units were awarded (the value of 54,155 is attributable to the Trust) and outstanding at December 31, 2002. There was no compensation expense recognized in the financial statements of the Trust as the market value at December 31, 2002, did not exceed the value of the units when they were awarded.

14 FINANCIAL INSTRUMENTS

The fair values of financial instruments that are included in the consolidated balance sheet, with the exception of the Senior Notes, approximate their recorded amount. The fair values of the Senior Notes are as follows:

December 31	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
7.625% Senior Notes due May 15, 2007	$ 110,572	$ 122,578	$ 110,425	$ 114,143
7.9% Senior Notes due September 1, 2021	394,900	429,813	398,150	399,261
8.2% Senior Notes due April 1, 2027	116,811	127,388	117,773	119,167
	$ 622,283	$ 679,779	$ 626,348	$ 632,571

Canadian Oil Sands has entered into currency exchange contracts, interest rate swap agreements, and price contracts for crude oil and natural gas to minimize the impact of fluctuations in currency exchange rates, interest rates, and prices of crude oil and natural gas. Unrecognized gains (losses) on these risk management activities and the fair values of the instruments were as follows:

December 31	2002		2001	
	Unrecognized Gains (Losses)	Estimated Fair Value	Unrecognized Gains (Losses)	Estimated Fair Value
Currency exchange contracts (a)	$ (42,651)	$ (39,271)	$ (33,678)	$ (33,619)
Interest rate swaps (b)	8,553	7,874	10,176	9,050
Crude oil price contracts (c)	(43,488)	(42,948)	65,915	64,220
Natural gas price contracts (d)	2,968	2,956	–	–
Total gains (losses)	$ (74,618)	$ (71,389)	$ 42,413	$ 39,651

a) Currency exchange contracts

As at December 31, 2002, Canadian Oil Sands had entered into foreign exchange contracts to sell approximately US$360 million at rates ranging from 1.4451 to 1.5528 over the years 2003 to 2007. As at December 31, 2002, the loss on forward foreign currency exchange contracts not recognized in income was $42.7 million (2001 – $33.7 million). In 1996, Canadian Oil Sands entered into currency exchange contracts, fixing the exchange rate on US$1.5 billion at approximately US$0.694 per Canadian dollar with quarterly cash settlements until June 2016. During 1999, Canadian Oil Sands entered into offsetting currency exchange contracts which eliminated currency exchange commitments beyond June 30, 2006 and swapped the underlying value for currency exchange contracts which reduced the exchange rate to US$0.658 from US$0.694 on the remaining US$466 million of currency commitments.

During 1998, Canadian Oil Sands entered into another currency exchange contract to fix the exchange rate on US$5.0 million per quarter to December 31, 2002, at US$0.692 per Canadian dollar. The counterparty had an option to extend the contract for a further five years at the same exchange rate. On December 27, 2002, the counterparty exercised its outstanding option.

In 2002, Canadian Oil Sands settled US$84 million of currency exchange contracts at a net cost of $5.8 million, and in 2001, it settled US$176 million in currency exchange contracts at a net cost of $27.4 million. These amounts have been recorded as adjustments to revenues from the sale of SSB in the financial statements. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $16.5 million (2001 – $11.4 million) to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

The following are the currency hedge positions as of December 31, 2002:

	2003	2004	2005	2006	2007
U.S. dollar valued hedged ($ million)	$ 88.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

b) Interest rate swap agreements

Canadian Oil Sands has entered into interest rate swap agreements to convert the fixed rate U.S. dollar payments on the 7.625% Senior Notes to a 5.95% fixed rate U.S. dollar payment for the remaining term of the notes.

In 2002, Canadian Oil Sands received payments totalling $1.8 million in cash settlements on these interest rate swap agreements, resulting in an effective interest rate on the 7.625% Senior Notes of 5.9% in 2002. In 2001, net cash settlements also totalling $1.8 million were received, resulting in an effective interest rate of 6.1%. The settlements on these contracts have been recorded as a reduction to interest expense in the financial statements.

c) Crude oil price contracts

In 2002, Canadian Oil Sands entered into additional crude oil hedging contracts to manage 2003 and 2004 cash flow volatility during the Stage 3 capital program. Canadian Oil Sands uses a combination of collars and swaps to hedge its crude oil production.

As of December 31, 2002, the crude oil hedge positions were as follows:

	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)
2003 Positions	Jan. 1 – June 30		July 1 – Dec. 31		Jan. 1 – Dec. 31 (yearly average)	
Swap	15,000	23.04	15,000	23.04	15,000	23.04
Put purchase	1,000	24.00	1,000	24.00	1,000	24.00
Costless collar put purchase*	2,000	25.00	–	–	992	25.00
Swap	–	–	2,000	24.78	1,000	24.78
Swap	1,000	25.00	1,000	25.00	1,000	25.00
Swap	1,000	25.25	1,000	25.25	1,000	25.25
Swap	1,000	25.28	1,000	25.28	1,000	25.28
Costless collar put purchase*	1,000	25.00	–	–	496	25.00
Swap	–	–	1,000	25.11	500	25.11
Swap	1,000	28.12	1,000	25.00	1,000	26.56
Total Hedge Position	23,000	23.84	23,000	23.69	23,000	23.76
2004 Positions	Jan. 1 – June 30		July 1 – Dec. 31		Jan. 1 – Dec. 31 (yearly average)	
Swap	8,000	22.03	8,000	22.03	8,000	22.03

**Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 2,000 bbls/day at US$29/bbl for the period Jan. 1 – June 30.*

In 2002, Canadian Oil Sands' revenues were reduced by $10.7 million (2001 – $6.4 million) from crude oil price hedging losses.

d) Natural gas price contracts

Purchased energy costs represent a significant component of Canadian Oil Sands' operating cost. To assist in protecting cash flows associated with changes in natural gas prices, Canadian Oil Sands entered into a forward purchase of 20,000 gigajoules per day of natural gas at an average AECO price of $3.44 per gigajoule in January 2002. This represents approximately 60% of its share of Syncrude's consumption. The contracts began April 2002 and extend to March 2003. During 2002, natural gas hedging gains of $5.2 million have been recorded as a reduction to operating expenses.

e) Credit risk

The use of financial instruments involves a degree of credit risk which Canadian Oil Sands manages through its credit policies and by selecting counterparties of high credit quality. Canadian Oil Sands does not expect any counterparty to fail to meet its obligations.

15 CROWN ROYALTIES

The Alberta Crown Agreement created a Joint Venture (the Alberta Joint Venture) between the Province of Alberta as lessor and the Syncrude participants as lessees. Its purpose was to annually establish, using a deemed net profit concept, the basis on which Syncrude's annual production is to be shared by the lessor and each of the lessees.

Beginning January 1, 1997, the Alberta Crown Agreement provided that the Province of Alberta was entitled to a royalty of 50% of the deemed net profit on the first 74 million barrels of annual production less a credit equal to 43% of capital expenditures. The deemed net profit was determined by deducting from the deemed gross revenue the aggregate of allowed operating costs, deemed interest expense and amortization of capital costs and any loss carryforwards. For annual production in excess of 74 million barrels, the Province of Alberta was entitled to a royalty of 25% of the deemed net profit after deducting capital expenditures with a minimum payment of 1% of gross revenue. These provisions were in effect until December 2001 when the aggregate of Syncrude's capital spending exceeded $2.8 billion.

In 2002, Alberta's generic Oil Sands Royalty rates applied. The Crown royalty is calculated as the greater of 1% of gross revenue or 25% of net revenue, after deducting applicable operating and capital costs. In 2002, the Crown royalty was calculated at 1% of gross revenue. As Syncrude is in a significant capital program, the Trust expects to pay only the minimum royalty for the next several years.

16 INCOME AND LARGE CORPORATIONS TAXES

Taxation of the operating subsidiaries

Trust Royalty payments by the operating subsidiaries to the Trust are deductible in computing the companies' taxable income. However, in 2002, one of the operating subsidiaries was taxable because capital costs relating to the multi-year Stage 3 expansion were not available for purposes of calculating the capital cost allowance in 2002. As a result, a current tax provision of approximately $2.7 million has been included in 2002 Income and Large Corporations Tax expense.

As at December 31, 2002, COSII and AOSII had undepreciated Capital Costs (UCC) aggregating to $195 million (2001 – $174 million) and $101 million (2001 – $126 million), respectively, which are deductible on a declining balance basis at an average rate of 25% per year. Capital costs associated with Stage 3 are not reflected in the current year UCC balances, but will be included in 2005 when the project is estimated to be completed.

Taxation of the Trust

In accordance with the terms of the Trust Royalty, 99% of cash flows of the operating subsidiaries are payable to the Trust. The Trust records Trust Royalty payments received as income for income tax purposes. As the Trust is entitled to deduct its cost of acquiring the Trust Royalty (in the prescribed manner), its administrative costs and distributions to unitholders to the extent of its taxable income, the Trust is not expected to become liable for income taxes in the foreseeable future.

As at December 2002, the Trust had Canadian Development Expenditures of $109 million (2001 – $150.0 million) which are deductible on a declining balance basis, at a rate of 30% annually.

17 TRUST ROYALTY AND DISTRIBUTABLE INCOME

The Distributable Income, as defined in the Trust Indenture, is distributed on the last working day of the second month following the end of each calendar quarter, effective February 28, 2002. During 2001, the distributions were made on the 15th of the second month following the end of each calendar quarter.

During normal operations, the production of SSB may vary from month to month, and capital and operating expenditures can fluctuate. Accordingly, the operating subsidiaries have the right to withhold funds in the calculation of the Trust Royalty in order to meet their obligations. The companies can maintain, add to, or reduce the use of the expansion financing fund as deemed necessary provided the resources withdrawn from the fund are used to subsidize expenses deductible in the calculation of the Trust Royalty.

18 FUTURE RECLAMATION AND SITE RESTORATION COSTS

Canadian Oil Sands and each of the other owners of Syncrude are liable for their share of ongoing environment obligations for the ultimate reclamation of the Syncrude Joint Venture on abandonment. Canadian Oil Sands has agreed to deposit $0.1322 per barrel of SSB produced and attributable to the Working Interests to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. Including interest earned on contributions, the reclamation trusts have accumulated $12.9 million of short-term investments to December 31, 2002 (2001 – $10.3 million).

Syncrude Canada has posted a letter of credit with the Province of Alberta in the amount of $0.03 per barrel of SSB produced since the inception of Syncrude to secure the ultimate reclamation obligations of the participants.

The provision of $0.17 per barrel of production for future reclamation and site restoration costs, aggregating to $3.1 million in each of 2002 and 2001, has been included in the provision for depletion and depreciation. Management reviews the per barrel rate of $0.17 to ensure it is adequate based on the estimated costs of future reclamation and site restoration costs provided by Syncrude.

19 COMMITMENTS AND CONTINGENCIES

a) Administrative services and marketing agreements

On November 1, 2002, Canadian Oil Sands terminated the Administrative Services Agreement between the operating subsidiaries and EnCana. As the termination was mutually agreed upon, there were no material penalties or compensation applied to either the Trust or EnCana.

The Marketing Services Agreement between the operating subsidiaries and EnCana will remain in effect, with EnCana continuing to market the operating subsidiaries' production attributable to their working interests. For the period February 1, 2002, until January 31, 2003, pursuant to the Marketing Services Agreement, EnCana was buying all of the operating subsidiaries' production attributable to their working interests at the deemed unit price for SSB, less a monthly marketing fee of $16,667. Beginning February 1, 2003, and pursuant to the Marketing Services Agreement, EnCana will act as agent, and Canadian Oil Sands' revenues will reflect market prices sold for SSB, less a monthly marketing fee.

b) Natural gas purchase commitments

Syncrude has entered into long-term natural gas purchase contracts, which are subject to an annual price re-determination. As at December 31, 2002, management's best estimate, based on NYMEX natural gas futures, is that Syncrude will be required to pay a minimum of approximately $180 million annually. Canadian Oil Sands' 21.74% share is approximately $39 million. The contracts expire at varying dates until 2004.

c) Capital expenditure commitments

In 2002, the Syncrude Joint Venture owners approved the Stage 3 expansion plans. In November 2002, the estimated cost for the project to the Trust was revised to $1.2 billion, up from the $770 million originally provided in 2001.

d) Office lease

Canadian Oil Sands entered into a 10-year office lease agreement, beginning December 1, 2002. Canadian Oil Sands has the right to terminate the lease after five years. The lease and Canadian Oil Sands' share of operating costs are paid on a monthly basis. Total annual lease costs, including operating costs, are anticipated to average approximately $350,000 per year over the next five years.

e) Tax assessment

In December 2002, Canada Customs and Revenue Agency reassessed the 1997 tax year of COSII. The nature of the reassessment pertains to the Syncrude Remission Order and the deductibility of certain royalties' credits. The reassessment will be pervasive to all of the Syncrude Joint Venture partners, including AOSII, that have treated the credits consistent with Canadian Oil Sands. Canadian Oil Sands and various other partners have engaged legal counsel to review the reassessments. The timing of when the assessment will be resolved and the financial impact of the reassessment are not yet determinable. It is expected that similar reassessments will be made against AOSII.

f) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada Ltd., the agent for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the management, the liabilities which could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada Ltd. also has claims pending against various parties, the outcomes of which are not yet determinable.

20 ECONOMIC DEPENDENCE

Effective February 1, 2002, and pursuant to the Marketing Services Agreement with EnCana, Canadian Oil Sands sold 100% of its share of SSB production from Syncrude in 2002 to EnCana at a deemed unit price, less a monthly marketing fee. This arrangement is in effect until January 31, 2003.

Effective February 1, 2003, and pursuant to the Marketing Services Agreement, EnCana will not be obligated to purchase 100% of Canadian Oil Sands' production. EnCana will, however, market Canadian Oil Sands' production to major refineries throughout North America, which is similar to the marketing arrangement prior to February 1, 2002. In 2001, five refineries purchased approximately 70% of Canadian Oil Sands' production. Had those five refineries not purchased Canadian Oil Sands' production, the volumes could have been sold to other refineries for similar market prices.

21 SUBSEQUENT EVENT

On February 3, 2003, Canadian Oil Sands entered into an acquisition agreement and subsequently closed the acquisition with EnCana to purchase an indirect 10% working interest in Syncrude for approximately $1.07 billion cash. Acquisition costs are estimated at approximately $9.6 million.

Under the agreement, Canadian Oil Sands acquired certain rights in relation to EnCana's remaining 3.75% working interest in Syncrude that is held by AEC Oil Sands Limited Partnership, including the 6% gross overriding royalty on such interest in certain of the leases included in the Syncrude project currently payable to EnCana, as well as a 6% gross overriding royalty on another 1.25% working interest in certain of the leases included in the Syncrude project (the Remaining Interest). The Trust has the option, and the right of first refusal, to purchase the Remaining Interest at any time on or before December 31, 2003, for an aggregate purchase price of approximately $417 million.

22 RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2002.

STATISTICAL SUMMARY

($ thousands, except as indicated)	2002	2001	2000	1999	1998
Revenues	725,219	671,320	668,737	474,020	332,129
Operating costs	316,359	332,418	279,451	219,675	224,141
Non-production costs	11,910	12,492	3,978	2,391	913
Crown royalties	7,378	52,540	124,830	9,471	120
Administration	7,355	8,381	9,497	7,847	3,878
Insurance	5,812	4,243	2,083	2,128	2,148
Interest	48,654	28,593	16,737	16,763	16,650
Depletion and depreciation	55,091	60,451	55,235	66,019	57,266
Foreign exchange loss (gain)	(2,956)	23,538	5,588	(11,541)	13,604
Income and Large Corporations Tax	5,413	1,852	1,584	1,286	867
Dividends on preferred shares of subsidiaries	275	420	660	660	660
Net income	269,928	146,392	169,094	159,321	11,882
Per Trust unit ($)	4.72	2.58	2.98	2.81	0.22
Cash flow from operations	321,828	232,710	233,143	213,405	85,059
Per Trust unit ($)	5.63	4.10	4.11	3.76	1.59
Distributable income	114,655	156,121	132,562	71,820	18,900
Per Trust unit ($)	2.00	2.75	2.34	1.27	0.35
Capital expenditures	403,203	179,514	110,441	163,202	107,715
Syncrude reserves (million bbl, net to COS)					
Proven	676	694	713	598	597
Undeveloped resource	1,118	1,114	1,118	1,232	1,250
Total	1,794	1,808	1,831	1,830	1,847
Average daily sales (bbl)	49,806	48,508	44,145	48,456	45,497
Operating netback ($/bbl)					
Average realized sales price	39.35	37.46	41.15	26.50	19.93
Operating costs	17.40	18.77	17.34	12.42	13.50
Non-production costs	0.66	0.71	0.25	0.14	0.05
Crown royalties	0.41	2.97	7.75	0.54	0.01
Netback price	20.88	15.01	15.81	13.40	6.37
Financial ratios					
Net debt to cash flow (times)	1.2	1.2	0.5	0.5	1.8
Net debt to total capitalization (%)	29.1	25.9	12.0	11.4	20.9
Return on average unitholders' equity (%)	31.3	18.3	20.8	22.4	2.1
Number of Trust units outstanding	57,684,789	56,779,010	56,750,010	56,750,010	54,000,010
$/Unit prices*					
High	44.85	41.95	33.00	25.90	24.50
Low	33.28	29.25	23.50	16.90	14.00
Close	38.05	38.50	29.10	24.90	16.80
Trading volume (thousands of Trust units)*	33,296	20,360	12,673	8,657	9,657

** Data prior to the July 5, 2001, merger date represents AOST, the surviving entity.*

GLOSSARY

Alberta oil sand(s) deposits The four deposits, Athabasca, Peace River, Cold Lake and Wabasca, have total reserves estimated at 1.7 trillion to 2.5 trillion barrels. The Athabasca Oil Sands deposit, Alberta's largest and most accessible source of bitumen, contains more than one trillion barrels of bitumen over an area encompassing more than 30,000 square kilometres.

Ammonium sulphate slurry A mix of sulphur dioxide and other emissions that can be used to manufacture marketable ammonium sulphate fertilizer.

Bitumen The molasses-like substance that comprises up to 18% of oil sand.

Bitumen cracking A process that uses heat to break large, complex hydrocarbon molecules into smaller, simpler compounds.

Carbon dioxide (CO_2) A non-toxic gas produced from decaying materials, respiration of plant and animal life and combustion of organic matter, including fossil fuels; carbon dioxide is the most common greenhouse gas produced by human activities.

Coker Vessel in which bitumen is cracked into its fractions and from which coke is withdrawn to start the process of converting bitumen to upgraded crude oil.

Conventional oil Petroleum found in liquid form, flowing naturally, or capable of being pumped without further processing or dilution.

Deemed unit price The weighted average price received per barrel, less any applicable tariff costs, of all monthly Syncrude Sweet Blend shipments.

Enterprise value Market capitalization plus long-term debt.

Extraction The process of separating bitumen from oil sand.

Fines (fine tailings) Essentially muddy water – about 85% water and 15% fine clay particles by volume – produced as a result of extraction.

Fluid coking A major part of the upgrading process whereby high temperatures in a coker remove carbon and cause bitumen molecules to reformulate into lighter products that become the main ingredients in upgraded crude oil.

Greenhouse gases Any of various gases that contribute to the greenhouse effect.

LC-Finer hydroprocessor A major upgrading unit that breaks down bitumen by adding hydrogen with the aid of a catalyst to produce gas oil.

Low-energy extraction A process for extracting bitumen that uses less energy than others.

Middle distillates A classification of refined petroleum products that includes kerosene, diesel and jet fuel.

Mining and extraction train A modular processing unit for mining and extracting bitumen.

Naphtha A refined petroleum product in the lighter classification that is often used to make gasoline.

Net debt Long-term debt less cash and short-term investments.

Oil sand(s) A composition of sand, bitumen, mineral rich clays and water. Bitumen, in its raw state, is black, asphalt-like oil—as thick as molasses. It requires upgrading to make it transportable by pipeline and usable by conventional refineries.

Oil sand(s) lease A long-term agreement with the provincial government which permits the leaseholder to extract bitumen, other metals and minerals contained in the oil sands in the specified lease area.

Overburden A layer of rocky, clay-like material beneath muskeg.

Residuum A residual product from the distillation of hydrocarbons.

Sulphur dioxide (SO_2) A compound of sulphur and oxygen produced by burning sulphur.

Syncrude 21 The 5-year expansion plan Syncrude embarked on in 1996, which is anticipated to more than double production of a higher-quality oil at lower operating costs.

Syncrude Sweet Blend (SSB) A 100% upgraded, high-quality product with 31° to 33° API, low sulphur (0.1% – 0.2%), low residuals and excellent low-temperature pour qualities. This blend will be enhanced as part of the Stage 3 expansion to have higher levels of cetane and jet fuel smoke points and a lower sulphur content.

Synthetic crude oil A high-quality product resulting from the mining, extraction and upgrading of thick, tar-like bitumen.

Tailings A combination of water, sand, silt and fine clay particles that is a by-product of removing bitumen from oil sand.

Tailings oil recovery unit A unit designed to recover further low-quality oil from the by-product that remains when bitumen is removed from oil sand.

Upgrading The conversion of heavy bitumen into a lighter crude oil by increasing the ratio of hydrogen to carbon, either by removing carbon (coking) or adding hydrogen (hydroprocessing).

Vacuum Distillation Unit (VDU) Capable of processing 175,000 barrels of bitumen a day, the VDU pulls streams of light and heavy-gas oil from hot bitumen feed delivered by the diluent recovery units.

ABBREVIATIONS

barrel(s)	bbl, bbls
barrel(s)/day	bbl/d, bbls/d
thousand barrels	mbbls
million barrels	mmbbls
carbon dioxide	CO_2
gigajoule	GJ
New York Mercantile Exchange	NYMEX
sulphur dioxide	SO_2
Syncrude Sweet Blend	SSB
West Texas Intermediate	WTI

RATIOS

Net debt to cash flow Net debt divided by cash flow from operations.

Net debt to total capitalization Net debt divided by net debt plus unitholders' equity.

Return on average unitholders' equity Net income attributable to unitholders divided by average unitholders' equity.

INVESTOR INFORMATION

Officers

Marcel R. Coutu
President and Chief Executive Officer

Trudy M. Curran
General Counsel and Corporate Secretary

Ryan M. Kubik
Treasurer

Board of Directors

C. E. (Chuck) Shultz
Chairman and Chief Executive Officer
Dauntless Energy Inc.
Calgary, Alberta

Marcel R. Coutu
President and Chief Executive Officer
Canadian Oil Sands Limited

E. Susan Evans, Q.C.[1,2]
Calgary, Alberta

The Rt. Honourable Donald F. Mazankowski[2]
Vegreville, Alberta

Wayne M. Newhouse[2]
President, Morgas Ltd.
Calgary, Alberta

Walter B. O'Donoghue, Q.C.[1]
Counsel, Bennett Jones LLP
Calgary, Alberta

Wesley R. Twiss[2]
Calgary, Alberta

John B. Zaozirny, Q.C.[1]
Counsel, McCarthy Tétrault LLP
Calgary, Alberta

[1] Member of the Corporate Governance and Compensation Committee
[2] Member of the Audit Committee

Units Listed

The Toronto Stock Exchange: COS.UN

Registrar and Transfer Agent

Computershare Trust Company of Canada, with offices in Vancouver, Calgary, Regina, Toronto, Montreal, Saint John, Charlottetown and St. John's, is the Registrar and Transfer Agent for Canadian Oil Sands Trust. Computershare is also Trustee of the Trust.

Computershare Trust Company of Canada
Suite 600, 530-8th Ave SW
Calgary, Alberta, T2P 3S8
Attention: Stock Transfer Shareholder Communications
Telephone: 1-888-267-6555
Fax: (403) 267-6598
E-mail: caregistryinfo@computershare.com

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

Annual and Special Meeting

The Annual and Special Meeting of unitholders will take place in the Glenview Room of the TELUS Convention Centre, Calgary, Alberta, on Tuesday, April 22, 2003, at 2:30 p.m.

Canadian Oil Sands Limited

2500 First Canadian Centre
350-7th Avenue SW
Calgary, Alberta, T2P 3N9
Telephone: (403) 218-6200
Fax: (403) 218-6201

Investor and Media Relations Contact

Siren Fisekci
Telephone: (403) 218-6228
Fax: (403) 218-6201
E-mail: investor_relations@cos-trust.com

Web site: www.cos-trust.com

DRIP

For more information on, or to enroll in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP), please contact investor relations at (403) 218-6228 or Computershare Trust Company of Canada at 1-888-267-6555.

Concept, design and production by Perspectives MGM Inc., The Design Centre of Canada and DaSilva Graphics Ltd.
Printed in Canada by Blanchette Press.

CANADIAN OIL SANDS LIMITED 2500 350-7TH AVENUE SW, CALGARY, ALBERTA, T2P 3N9 TELEPHONE 403.218.6200 WEB SITE WWW.COS-TRUST.COM

COS.UN